UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2011

On November 9, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2011. Attached hereto is a copy of the press release and supplementary data thereto, both dated November 9, 2011, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2012. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2011 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 9, 2011

Financial Results Release	November 9, 2011 [U.S. GAAP	]
For the Six Months Ended September 30, 2011

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: November 10, 2011

Scheduled date of dividend payments: December 12, 2011

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2011	5,154,580	3.1%	685,472	(5.7)%	681,715	(4.0)%	296,437	(6.0)%
Six months ended September 30, 2010	4,999,067	0.0%	726,958	12.4%	710,295	10.4%	315,236	11.7%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2011	228.66	(yen)	—	(yen)
Six months ended September 30, 2010	238.24	(yen)	—	(yen)

Notes: Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2011: 287,314 million yen 0.7% For the six months ended September 30, 2010: 285,402 million yen (9.6)%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2011	19,264,720	10,128,349	8,003,961	41.5%	6,324.22	(yen)
March 31, 2011	19,665,596	10,080,932	8,020,734	40.8%	6,061.92	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2011	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2012	—	70.00	(yen)	—	—		—
Year Ending March 31, 2012 (Forecasts)	—	—		—	70.00	(yen)	140.00	(yen)

Note: Change in forecasts of dividends during the six months ended September 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2012	10,540,000	2.3%	1,250,000	2.9%	1,240,000	5.5%	545,000	6.9%	425.48	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2012 during the six months ended September 30, 2011: Yes

4.	Others

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

September 30, 2011 : 1,448,659,067 shares

March 31, 2011 : 1,448,659,067 shares

2. Number of treasury stock:

September 30, 2011 : 183,054,423 shares

March 31, 2011 : 125,524,000 shares

3. Weighted average number of shares outstanding:

For the six months ended September 30, 2011:	1,296,413,064 shares

For the six months ended September 30, 2010:	1,323,188,617 shares

* The figures for earnings per share for the fiscal year ending March 31, 2012 (forecasts) are based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, please refer to pages 7 and 22.

On Wednesday, November 9, 2011, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.	Qualitative Information

(1)	Qualitative Information Relating to Consolidated Business Results

	Consolidated results

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	4,999.1	5,154.6	155.5	3.1%
Operating expenses	4,272.1	4,469.1	197.0	4.6%
Operating income	727.0	685.5	(41.5)	(5.7)%
Income before income taxes	710.3	681.7	(28.6)	(4.0)%
Income attributable to NTT	315.2	296.4	(18.8)	(6.0)%

During the six months ended September 30, 2011, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy adopted in May 2008, entitled “Road to Service Creation Business Group.”

Broadband Services

In the fixed communications field, NTT Group continued its efforts to enhance “FLET’S Hikari” service and to improve its customer support services. NTT Group expanded the service area of the two-tier fixed rate service “FLET’S Hikari Light,” a service for customers without any previous experience with using, or with few opportunities to use, the Internet, at low and affordable rates, to 17 prefectures in eastern Japan, further expanding the range of “FLET’S Hikari” users. In addition, NTT worked to expand the ways in which “FLET’S Hikari” is used by launching in August its “FLET’S Joint” service, which distributes software of service providers enabling the remote control of household appliances, for Home Gateway(*1) and other devices which “FLET’S Hikari Next” customers have installed in their homes.

In the mobile communications field, NTT Group improved its services and enhanced its handset lineup with the launch of 27 mobile device models, including smartphones such as the “GALAXY S II” and the “Xperia™ acro.” NTT Group also expanded the service area for “Xi” services, which were launched in December 2010, to six major urban areas nationwide, in addition to Tokyo, Nagoya and Osaka. NTT Group also unveiled new billing plans, including a flat-rate option, and our first Xi-enabled tablet devices.

Upper Layer Services/Solutions Business

NTT Group continued to expand the content and its video and e-learning services, and worked to enhance the service menu of its cloud computing services. In particular, with regards to Hikari TV, which enables users to access TV through FLET’S Hikari, NTT Group launched “Hikari-TV dokodemo,” which will enable users to access movies and other VOD(*2) content on their smartphones and tablet devices anytime and anywhere, in August.

Global Businesses

NTT Group expanded the service area for “Arcstar Universal One,” a VPN(*3) service with four different plans with varying quality levels and costs that enables corporate customers to deploy a cloud-based network, to 159 countries worldwide, and also acquired OpSource, Inc. to promptly respond to cloud computing service needs. NTT Group also worked to enhance its service infrastructure by increasing the speed of the Japan-U.S. backbone to 500Gbps, the highest level in the industry, in addition to establishing overseas subsidiaries in order to enhance its ability to provide services to Japanese and local companies doing business overseas and commencing the construction of new data centers overseas.

As a result of these efforts, NTT Group’s consolidated operating revenues for the six-month period ended September 30, 2011 were ¥5,154.6 billion (an increase of 3.1% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,469.1 (an increase of 4.6% from the same period of the previous fiscal year), consolidated operating income was ¥685.5 billion (a decrease of 5.7% from the same period of the previous fiscal year), income before income taxes was ¥681.7 billion (a decrease of 4.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥296.4 billion (a decrease of 6.0% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(1)	An in-home device linking certain digital information media, including Internet connections, digital broadcasting, and IP telephones, and various devices such as PC’s, digital home appliances and phone terminals.
(2)	Video on Demand: A service that allows users to view the video content of their choice on demand.
(3)	Virtual Private Network: A communication service that enables the creation of a virtual private network for exclusive use by a specified person, which third parties cannot access.

‚	Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	1,936.2	1,860.5	(75.7)	(3.9)%
Operating expenses	1,850.4	1,807.4	(43.1)	(2.3)%
Operating income	85.8	53.2	(32.6)	(38.0)%

Consolidated operating revenues for the six-month period ended September 30, 2011 were ¥1,860.5 billion (a decrease of 3.9% from the same period of the previous fiscal year), due to the situation where a moderate increase in IP-related revenues as a result of slowing FLET’S Hikari subscription could not cover the decrease in fixed voice-related service revenue. Consolidated operating expenses for the second quarter fell to ¥1,807.4 billion (a decrease of 2.3% from the same period of the previous fiscal year), due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in depreciation and amortization. As a result, consolidated operating income for the six-month period ended September 30, 2011 was ¥53.2 billion (a decrease of 38.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of September 30, 2011	Change	Percent Change
FLET’S Hikari(1)	15,059	15,963	904	6.0%
NTT East	8,511	9,040	529	6.2%
NTT West	6,547	6,923	375	5.7%
Hikari Denwa(2)	12,113	13,023	910	7.5%
NTT East	6,446	6,945	499	7.7%
NTT West	5,667	6,078	411	7.3%

Notes:	(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
	(2)	The figures for Hikari Denwa indicate the number of channels (in thousands).

•	Long-distance and international communications business segment

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	612.6	822.8	210.2	34.3%
Operating expenses	570.6	762.5	191.9	33.6%
Operating income	42.0	60.3	18.3	43.6%

Consolidated operating revenues for the six-month period ended September 30, 2011 were ¥822.8 billion (an increase of 34.3% from the same period of the previous fiscal year). Although fixed-voice related services revenues declined, IP-related revenues increased and operating revenues increased due to, among other things, the increase in the number of consolidated subsidiaries, including the addition of Dimension Data Holdings plc. Consolidated operating expenses for the six-month period ended September 30, 2011 increased to ¥762.5 billion (an increase of 33.6% from the same period of the previous fiscal year) due to, among other things, increased expenses attributable to the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the six-month period ended September 30, 2011 was ¥60.3 billion (an increase of 43.6% from the same period of the previous fiscal year).

•	Mobile communications business segment

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	2,138.2	2,113.0	(25.2)	(1.2)%
Operating expenses	1,609.6	1,606.7	(2.9)	(0.2)%
Operating income	528.6	506.3	(22.3)	(4.2)%

Consolidated operating revenues for the six-month period ended September 30, 2011 were ¥2,113.0 billion (a decrease of 1.2% from the same period of the previous fiscal year) despite the increase in packet communication revenues from the expansion of smartphone users and other factors. This decrease was the result of a decrease in voice related revenues and a decrease in revenues from the sale of mobile devices resulting from the decrease in the wholesale price per unit. Consolidated operating expenses for the six-month period ended September 30, 2011 decreased to ¥1,606.7 billion (a decrease of 0.2% from the same period of the previous fiscal year) as a result of, among other things, efficiency of expenses and a decrease in network expenses through efficiency of capital expenditures. As a result, consolidated operating income for the six-month period ended September 30, 2011 was ¥506.3 billion (a decrease of 4.2% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of September 30, 2011	Change	Percent Change
Mobile phone services	58,010	58,993	983	1.7%
FOMA*	56,746	57,862	1,116	2.0%
Xi*	26	389	363	1,419.1%
i-mode	48,141	46,183	(1,957)	(4.1)%
sp-mode	2,095	5,375	3,280	156.6%

Notes:

(1)	The numbers for mobile phone service subscriptions, FOMA service subscriptions, and Xi service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and FOMA service subscriptions.
*	Partial listing only.

•	Data communications business segment

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	535.8	571.4	35.6	6.6%
Operating expenses	509.2	536.5	27.3	5.4%
Operating income	26.6	34.9	8.3	31.3%

Consolidated operating revenues for the six-month period ended September 30, 2011 increased to ¥571.4 billion (an increase of 6.6% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the six-month period ended September 30, 2011 rose to ¥536.5 billion (an increase of 5.4% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the six-month period ended September 30, 2011 was ¥34.9 billion (an increase of 31.3% from the same period the previous fiscal year).

•	Other segments

Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Operating revenues	513.3	499.9	(13.4)	(2.6)%
Operating expenses	487.2	476.2	(11.0)	(2.3)%
Operating income	26.1	23.6	(2.5)	(9.4)%

Consolidated operating revenues for the six-month period ended September 30, 2011 fell to ¥499.9 billion (a decrease of 2.6% from the same period of the previous fiscal year) as a result of a decrease of revenues in each of the other business segments, including the construction and electricity segments. Consolidated operating expenses fell to ¥476.2 billion (a decrease of 2.3% from the same period of the previous fiscal year) due to, among other things, lower revenue-linked expenses. As a result, consolidated operating income for the six-month period ended September 30, 2011 was ¥23.6 billion (a decrease of 9.4% from the same period of the previous fiscal year).

(2) Qualitative Information Relating to Consolidated Financial Standing

Consolidated cash flows from operating activities for the six-month period ended September 30, 2011 were ¥1,259.3 billion (a decrease of ¥97.3 billion (7.2%) compared to the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, a decrease in net income in addition to an increase in payments of accounts payable.

Consolidated cash flows from investing activities showed outlays of ¥1,276.8 billion (an increase of ¥286.8 billion (29.0%) compared to the same period of the previous fiscal year). This increase was due to, among other factors, an increase in short-term investments with cash management activities relating to short-term investments exceeding three months in duration.

Consolidated cash flows from financing activities amounted to cash outlays of ¥462.8 billion (an increase of ¥172.8 billion (59.6%) compared to the same period of the previous fiscal year). This increase was due to, among other factors, the repurchase of treasury stock by NTT.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2011 were ¥954.5 billion, a decrease of ¥480.6 billion (33.5%) from the end of the previous fiscal year.

	(Billions of yen)
	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Change	Percent Change
Cash flows from operating activities	1,356.5	1,259.3	(97.3)	(7.2)%
Cash flows from investing activities	(990.0)	(1,276.8)	(286.8)	(29.0)%
Cash flows from financing activities	(290.0)	(462.8)	(172.8)	(59.6)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

The Japanese economy is steadily recovering despite the difficult market conditions arising from the lingering effects of the Great East Japan Earthquake. However, there may be a further downturn in the economy from the impact of electricity use restrictions, the unstable global economy and hollowing out of industries from the appreciating yen.

Due to such factors as the drop in consumer confidence, delays in capital investments as a result of poor corporate profitability, and the increasingly fierce competitive environment, NTT Group forecasts that the market environment will continue to be difficult.

In light of this market environment, NTT Group has revised its results forecast as follows.

Despite an expected decrease in revenues from NTT East, NTT West and NTT Communications, there was no change from the initial forecast for operating revenues as a result of anticipated increases in revenues from Dimension Data Holdings plc and packet communications and higher mobile handsets sales from the increase in smartphone sales by NTT DOCOMO.

On the other hand, due to, among other things, NTT DOCOMO’s and NTT Communications’ upward revision of their respective initial forecasts for operating income, the forecast for NTT Group’s operating income was revised upward by ¥10.0 billion from the initial forecast to ¥1,250.0 billion.

For assumptions used in these results forecasts and other related matters, please see page 22.

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	September 30, 2011	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥954,515	¥(480,643)
Short-term investments	167,175	512,254	345,079
Notes and accounts receivable, trade	2,072,011	1,786,213	(285,798)
Allowance for doubtful accounts	(45,907)	(46,938)	(1,031)
Accounts receivable, other	265,668	247,759	(17,909)
Inventories	314,983	406,584	91,601
Prepaid expenses and other current assets	316,328	390,849	74,521
Deferred income taxes	244,881	246,571	1,690

Total current assets	4,770,297	4,497,807	(272,490)

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,584,079	(22,639)
Telecommunications service lines	14,527,349	14,668,249	140,900
Buildings and structures	5,855,282	5,886,840	31,558
Machinery, vessels and tools	1,806,355	1,804,472	(1,883)
Land	1,133,675	1,146,302	12,627
Construction in progress	312,480	319,698	7,218

	38,241,859	38,409,640	167,781
Accumulated depreciation	(28,341,219)	(28,643,198)	(301,979)

Net property, plant and equipment	9,900,640	9,766,442	(134,198)

Investments and other assets:
Investments in affiliated companies	581,073	575,499	(5,574)
Marketable securities and other investments	276,178	268,774	(7,404)
Goodwill	747,526	786,299	38,773
Software	1,330,085	1,331,159	1,074
Other intangibles	287,400	279,141	(8,259)
Other assets	885,444	875,017	(10,427)
Deferred income taxes	886,953	884,582	(2,371)

Total investments and other assets	4,994,659	5,000,471	5,812

Total assets	¥19,665,596	¥19,264,720	¥(400,876)

	Millions of yen
	March 31, 2011	September 30, 2011	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥118,677	¥(222,890)
Current portion of long-term debt	698,476	599,718	(98,758)
Accounts payable, trade	1,379,279	1,032,350	(346,929)
Accrued payroll	475,226	429,509	(45,717)
Accrued interest	12,189	11,330	(859)
Accrued taxes on income	208,363	232,913	24,550
Accrued consumption tax	37,835	39,101	1,266
Advances received	206,572	215,796	9,224
Deposit received	81,997	78,721	(3,276)
Other	247,568	252,289	4,721

	3,689,072	3,010,404	(678,668)

Long-term liabilities:
Long-term debt	3,494,198	3,717,667	223,469
Obligations under capital leases	34,818	33,035	(1,783)
Liability for employees’ retirement benefits	1,535,964	1,555,878	19,914
Other	830,612	819,387	(11,225)

Total long-term liabilities	5,895,592	6,125,967	230,375

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,834,029	2,834,144	115
Retained earnings	5,155,596	5,371,323	215,727
Accumulated other comprehensive income (loss)	(303,708)	(312,831)	(9,123)
Treasury stock, at cost	(603,133)	(826,625)	(223,492)

Total NTT shareholders’ equity	8,020,734	8,003,961	(16,773)

Noncontrolling interests	2,060,198	2,124,388	64,190

Total equity	10,080,932	10,128,349	47,417

Total liabilities and equity	¥19,665,596	¥19,264,720	¥(400,876)

(2) Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,101,687	¥988,948	¥(112,739)
Mobile voice related services	1,041,620	956,023	(85,597)
IP / packet communications services	1,647,520	1,772,728	125,208
Sale of telecommunication equipment	281,969	270,715	(11,254)
System integration	572,504	824,804	252,300
Other	353,767	341,362	(12,405)

	4,999,067	5,154,580	155,513

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,179,979	1,155,019	(24,960)
Cost of equipment sold (exclusive of items shown separately below)	366,931	359,200	(7,731)
Cost of system integration (exclusive of items shown separately below)	366,745	556,642	189,897
Depreciation and amortization	964,376	932,099	(32,277)
Impairment loss	344	98	(246)
Selling, general and administrative expenses	1,393,734	1,466,050	72,316

	4,272,109	4,469,108	196,999

Operating income (loss)	726,958	685,472	(41,486)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(26,956)	(28,675)	(1,719)
Interest income	10,879	10,188	(691)
Other, net	(586)	14,730	15,316

	(16,663)	(3,757)	12,906

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	710,295	681,715	(28,580)

Income tax expense (benefit):
Current	274,215	262,864	(11,351)
Deferred	6,526	10,136	3,610

	280,741	273,000	(7,741)

Income (loss) before equity in earnings (losses) of affiliated companies	429,554	408,715	(20,839)

Equity in earnings (losses) of affiliated companies	853	(1,626)	(2,479)

Net income (loss)	430,407	407,089	(23,318)

Less – Net income attributable to noncontrolling interests	(115,171)	(110,652)	4,519

Net income (loss) attributable to NTT	¥315,236	¥296,437	¥(18,799)

Summary of total comprehensive income (loss):
Net income (loss)	¥430,407	¥407,089	¥(23,318)
Other comprehensive income (loss)	(40,896)	(18,389)	22,507
Comprehensive income (loss)	389,511	388,700	(811)
Less – Comprehensive income attributable to noncontrolling interests	(104,109)	(101,386)	2,723

Comprehensive income (loss) attributable to NTT	¥285,402	¥287,314	¥1,912

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,188,617	1,296,413,064
Net income (loss) attributable to NTT	¥238.24	¥228.66

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥547,345	¥487,763	¥(59,582)
Mobile voice related services	523,815	473,881	(49,934)
IP / packet communications services	831,827	899,312	67,485
Sale of telecommunication equipment	115,829	141,703	25,874
System integration	297,673	435,013	137,340
Other	183,665	179,556	(4,109)

	2,500,154	2,617,228	117,074

Operating expenses:
Cost of services (exclusive of items shown separately below)	600,968	577,138	(23,830)
Cost of equipment sold (exclusive of items shown separately below)	160,394	190,612	30,218
Cost of system integration (exclusive of items shown separately below)	196,147	297,587	101,440
Depreciation and amortization	482,224	470,332	(11,892)
Impairment loss	98	9	(89)
Selling, general and administrative expenses	673,019	745,353	72,334

	2,112,850	2,281,031	168,181

Operating income (loss)	387,304	336,197	(51,107)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,299)	(14,520)	(1,221)
Interest income	5,243	5,012	(231)
Other, net	(10,566)	3,198	13,764

	(18,622)	(6,310)	12,312

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	368,682	329,887	(38,795)

Income tax expense (benefit):
Current	146,708	138,710	(7,998)
Deferred	438	(7,212)	(7,650)

	147,146	131,498	(15,648)

Income (loss) before equity in earnings (losses) of affiliated companies	221,536	198,389	(23,147)

Equity in earnings (losses) of affiliated companies	153	(1,547)	(1,700)

Net income (loss)	221,689	196,842	(24,847)

Less – Net income attributable to noncontrolling interests	(62,391)	(53,475)	8,916

Net income (loss) attributable to NTT	¥159,298	¥143,367	¥(15,931)

Summary of total comprehensive income (loss):
Net income (loss)	¥221,689	¥196,842	¥(24,847)
Other comprehensive income (loss)	(32,604)	(34,698)	(2,094)
Comprehensive income (loss)	189,085	162,144	(26,941)
Less – Comprehensive income attributable to noncontrolling interests	(52,474)	(42,832)	9,642

Comprehensive income (loss) attributable to NTT	¥136,611	¥119,312	¥(17,299)

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,181,855	1,269,982,031
Net income (loss) attributable to NTT	¥120.39	¥112.89

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥430,407	¥407,089	¥(23,318)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	964,376	932,099	(32,277)
Impairment loss	344	98	(246)
Deferred taxes	6,526	10,136	3,610
Loss on disposal of property, plant and equipment	33,167	28,266	(4,901)
Equity in (earnings) losses of affiliated companies	(853)	1,626	2,479
(Increase) decrease in notes and accounts receivable, trade	240,387	290,775	50,388
(Increase) decrease in inventories	(64,695)	(88,839)	(24,144)
(Increase) decrease in other current assets	(82,186)	(56,884)	25,302
Increase (decrease) in accounts payable, trade and accrued payroll	(248,127)	(312,261)	(64,134)
Increase (decrease) in accrued consumption tax	3,422	816	(2,606)
Increase (decrease) in accrued interest	(1,157)	515	1,672
Increase (decrease) in advances received	28,524	8,678	(19,846)
Increase (decrease) in accrued taxes on income	(7,284)	23,893	31,177
Increase (decrease) in other current liabilities	(8,916)	8,344	17,260
Increase (decrease) in liability for employees’ retirement benefits	20,655	24,124	3,469
Increase (decrease) in other long-term liabilities	30,578	(16,621)	(47,199)
Other	11,341	(2,599)	(13,940)

Net cash provided by (used in) operating activities	¥1,356,509	¥1,259,255	¥(97,254)

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(746,588)	¥(684,708)	¥61,880
Payments for intangibles	(228,314)	(228,012)	302
Proceeds from sale of property, plant and equipment	7,963	3,865	(4,098)
Payments for purchase of non-current investments	(16,449)	(29,155)	(12,706)
Proceeds from sale and redemption of non-current investments	12,035	6,289	(5,746)
Acquisitions of subsidiaries, net of cash acquired	(21,541)	(40,219)	(18,678)
Payments for purchase of short-term investments	(384,818)	(594,793)	(209,975)
Proceeds from redemption of short-term investments	370,794	252,288	(118,506)
Other	16,888	37,609	20,721

Net cash provided by (used in) investing activities	(990,030)	(1,276,836)	(286,806)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	181,278	429,306	248,028
Payments for settlement of long-term debt	(186,083)	(310,418)	(124,335)
Proceeds from issuance of short-term debt	1,519,921	860,152	(659,769)
Payments for settlement of short-term debt	(1,658,408)	(1,085,188)	573,220
Dividends paid	(79,392)	(79,388)	4
Proceeds from sale of (payments for acquisition of) treasury stock, net	(63)	(223,506)	(223,443)
Acquisition of treasury stock by subsidiary	(6,380)	(2,168)	4,212
Other	(60,838)	(51,602)	9,236

Net cash provided by (used in) financing activities	(289,965)	(462,812)	(172,847)

Effect of exchange rate changes on cash and cash equivalents	(2,013)	(250)	1,763

Net increase (decrease) in cash and cash equivalents	74,501	(480,643)	(555,144)
Cash and cash equivalents at beginning of period	911,062	1,435,158	524,096

Cash and cash equivalents at end of period	¥985,563	¥954,515	¥(31,048)

Cash paid during the period for:
Interest	¥28,115	¥29,534	¥1,419
Income taxes, net	¥281,626	¥228,671	¥(52,955)

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)
Regional communications business
Customers	1,693,466	1,636,358	(57,108)
Intersegment	242,768	224,174	(18,594)

Total	1,936,234	1,860,532	(75,702)
Long-distance and international communications business
Customers	561,740	772,268	210,528
Intersegment	50,839	50,496	(343)

Total	612,579	822,764	210,185
Mobile communications business
Customers	2,116,873	2,096,775	(20,098)
Intersegment	21,279	16,207	(5,072)

Total	2,138,152	2,112,982	(25,170)
Data communications business
Customers	471,905	507,144	35,239
Intersegment	63,897	64,275	378

Total	535,802	571,419	35,617
Other
Customers	155,083	142,035	(13,048)
Intersegment	358,206	357,825	(381)

Total	513,289	499,860	(13,429)
Elimination	(736,989)	(712,977)	24,012

Consolidated total	4,999,067	5,154,580	155,513

2. Segment profit

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)
Segment profit
Regional communications business	85,789	53,157	(32,632)
Long-distance and international communications business	41,985	60,273	18,288
Mobile communications business	528,572	506,278	(22,294)
Data communications business	26,568	34,877	8,309
Other	26,089	23,628	(2,461)

Total	709,003	678,213	(30,790)
Elimination	17,955	7,259	(10,696)

Consolidated total	726,958	685,472	(41,486)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended September 30, 2010	Three months ended September 30, 2011	Increase (Decrease)
Regional communications business
Customers	856,699	823,073	(33,626)
Intersegment	122,431	112,881	(9,550)

Total	979,130	935,954	(43,176)
Long-distance and international communications business
Customers	283,603	393,102	109,499
Intersegment	26,250	24,224	(2,026)

Total	309,853	417,326	107,473
Mobile communications business
Customers	1,039,317	1,056,676	17,359
Intersegment	9,591	9,017	(574)

Total	1,048,908	1,065,693	16,785
Data communications business
Customers	238,578	266,572	27,994
Intersegment	32,851	33,779	928

Total	271,429	300,351	28,922
Other
Customers	81,957	77,805	(4,152)
Intersegment	183,998	190,377	6,379

Total	265,955	268,182	2,227
Elimination	(375,121)	(370,278)	4,843

Consolidated total	2,500,154	2,617,228	117,074

2. Segment profit

	(Millions of yen)
	Three months ended September 30, 2010	Three months ended September 30, 2011	Increase (Decrease)
Segment profit
Regional communications business	44,258	28,517	(15,741)
Long-distance and international communications business	20,802	29,248	8,446
Mobile communications business	289,503	239,677	(49,826)
Data communications business	12,468	20,964	8,496
Other	15,447	14,469	(978)

Total	382,478	332,875	(49,603)
Elimination	4,826	3,322	(1,504)

Consolidated total	387,304	336,197	(51,107)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 9, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥88,592 million
Cash dividends per share	¥70
Date of record	September 30, 2011
Date of payment	December 12, 2011

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

Cancellation of Treasury Stock and Repurchase of Shares

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2011	September 30, 2011
ASSETS
Current assets:
Cash and bank deposits	13,642	7,326
Accounts receivable, trade	1,284	340
Supplies	245	347
Subsidiary deposits	91,950	247,075
Other	394,972	411,370

Total current assets	502,096	666,459

Fixed assets:
Property, plant and equipment	179,759	175,126
Intangible fixed assets	49,055	45,728
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,805	5,072,805
Long-term loans receivable to subsidiaries	1,727,465	1,685,657
Other	39,047	40,640

Total investments and other assets	6,839,318	6,799,103

Total fixed assets	7,068,132	7,019,958

TOTAL ASSETS	7,570,228	7,686,417

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2011	September 30, 2011
LIABILITIES
Current liabilities:
Accounts payable, trade	264	103
Current portion of corporate bonds	227,924	261,695
Current portion of long-term borrowings	74,240	72,720
Accrued taxes on income	210	8,979
Deposit received from subsidiaries	61,862	47,854
Other	39,871	26,278

Total current liabilities	404,373	417,631

Long-term liabilities:
Corporate bonds	1,183,193	1,181,487
Long-term borrowings	953,530	1,183,430
Liability for employees’ retirement benefits	29,584	30,284
Asset retirement obligations	1,162	1,175
Other	1,406	1,387

Total long-term liabilities	2,168,877	2,397,764

TOTAL LIABILITIES	2,573,251	2,815,395

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,987,997	2,085,079
Treasury stock	(603,132)	(826,624)

Total shareholders’ equity	4,995,640	4,869,230

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,336	1,791

Total unrealized gains (losses), translation adjustments, and others	1,336	1,791

TOTAL NET ASSETS	4,996,977	4,871,021

TOTAL LIABILITIES AND NET ASSETS	7,570,228	7,686,417

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Operating revenues	231,015	249,729
Operating expenses	71,023	71,625

Operating income	159,992	178,103

Non-operating revenues:
Interest income	15,289	13,968
Lease and rental income	6,104	6,098
Miscellaneous income	1,512	862

Total non-operating revenues	22,906	20,928

Non-operating expenses:
Interest expenses	5,254	7,716
Corporate bond interest expenses	11,544	10,257
Miscellaneous expenses	9,682	3,825

Total non-operating expenses	26,481	21,798

Recurring profit	156,417	177,233

Special losses	757	—

Income before income taxes	155,660	177,233

Income taxes	360	750

Net income	155,299	176,483

(Reference) Major components of operating revenues
Dividends received	155,245	174,934
Revenues from group management	9,575	9,575
Revenues from basic R&D	61,999	60,499

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Cash flows from operating activities:
Income before income taxes	155,660	177,233
Depreciation and amortization	22,849	20,624
Loss on disposal of property, plant and equipment	325	223
Dividends received	(155,245)	(174,934)
Increase (decrease) in liability for employees’ retirement benefits	845	699
(Increase) decrease in accounts receivable	(4,614)	(930)
Increase (decrease) in accounts payable and accrued expenses	(8,418)	(10,752)
Increase (decrease) in accrued consumption tax	198	85
(Increase) decrease in other current assets	2,662	42
(Increase) decrease in subsidiary deposits	(27,000)	(9,000)
Increase (decrease) in deposit received from subsidiaries	(4,118)	(14,007)
Other	2,747	2,267

Sub-total	(14,107)	(8,448)

Interest and dividends received	170,710	189,183
Interest paid	(16,903)	(17,157)
Income taxes received (paid)	6,330	23,867

Net cash provided by (used in) operating activities	146,030	187,444

Cash flows from investing activities:
Payments for property, plant and equipment	(22,268)	(16,764)
Payments for purchase of investment securities	(1,800)	(998)
Proceeds from sale of investment securities	3,827	2
Payments for long-term loans	(20,000)	(70,000)
Proceeds from long-term loans receivable	62,552	79,570
Other	(4,468)	(283)

Net cash provided by (used in) investing activities	17,842	(8,474)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	339,960
Payments for settlement of long-term debt	(62,552)	(79,570)
Payments for settlement of lease obligations	(24)	(20)
Dividends paid	(79,391)	(79,388)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(63)	(223,505)

Net cash provided by (used in) financing activities	(122,031)	(42,524)

Net increase (decrease) in cash and cash equivalents	41,841	136,445

Cash and cash equivalents at beginning of period	121,157	118,580

Cash and cash equivalents at end of period	162,999	255,026

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

November 9, 2011

NTT’s Shares and Shareholders (as of September 30, 2011)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	310	78	7,755	1,109	973	926,235	936,463	—
Total Shares (Units)	4,730,537	2,005,370	109,479	171,784	3,379,325	7,912	4,064,609	14,469,016	1,757,467
%	32.69	13.86	0.76	1.19	23.36	0.05	28.09	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,830,547 units of treasury stock, and “Shares Representing Less Than One Unit” includes 23 shares of treasury stock. 183,054,723 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2011 was 183,054,423.
(2)	“Other Domestic Corporations” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 225,238.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	414	176	936	1,077	25,828	60,154	847,878	936,463	—
%	0.04	0.02	0.10	0.12	2.76	6.42	90.54	100.00	—
Total Shares (Units)	12,017,439	121,159	192,060	69,297	396,026	364,763	1,308,272	14,469,016	1,757,467
%	83.06	0.84	1.33	0.48	2.74	2.52	9.04	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,830,547 units of treasury stock, and “Shares Representing Less Than One Unit” includes 23 shares of treasury stock.
(2)	“At Least 100 Units” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	473,053	32.65
Japan Trustee Services Bank, Ltd. (Trust Account)	51,897	3.58
The Master Trust Bank of Japan, Ltd. (Trust Account)	34,959	2.41
Moxley and Company	28,040	1.94
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	19,513	1.35
SSBT OD05 Omnibus Account – Treaty Clients	16,415	1.13
Japan Trustee Services Bank, Ltd. (Trust Account 9)	14,724	1.02
NTT Employee Share-Holding Association	11,644	0.80
State Street Bank and Trust Company 505224	10,775	0.74
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	10,430	0.72

Total	671,454	46.35

Note: The Company’s holdings of treasury stock (183,054,423 shares) are not included in the above table.

Financial Results for the Six Months Ended September 30, 2011

November 9, 2011

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

FY2011/2Q Highlights

NTT

Consolidated Operating Income



(Billions of yen)
2Q
FY
1, 214. 9
1, 250. 0
727. 0
685. 5
FY2010
FY2011

Global Business Revenues



(US$ Billions)
2Q
FY
10. 0
4. 8
5. 4
1. 7
FY2010
FY2011

- Operating Revenue increased for two consecutive years, recovering 5 trillion yen. Operating Income steadily progressed.
- Revised initial forecast for operating income upward to 1.25 trillion yen.

- Mobile Business Remains Strong
  - No. of smartphones sold: 3.63 million; annual target revised upwards to 8.50 million.
  - Improvement in Packet ARPU: 150 yen increase compared to the same 3-month period ending September 30 of the prior fiscal year; annual target revised upwards to 2,700 yen.
- Expansion of Global Business Revenues
  - 5.4 billion USD; tripled compared to FY2010/2Q
  - Annual target of 10 billion USD to be accomplished this year, one year earlier than previously planned.

- Return to Shareholders
  - Buy back of 58 million shares for 220 billion yen. (buy back #1)
  - Resolutions adopted for cancellation of 125 million shares of treasury stock and for a buy back of up to an additional 44 million shares. (buy back #2)
  - EPS for the current fiscal year is expected to improve significantly. (425.48 yen, an increase of 10.5% year-on-year)

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

−2−

Consolidated Results and Forecasts (U.S. GAAP)

FY2011/2Q Highlights

Operating Revenues increased for two consecutive years, recovering 5 trillion yen. Operating Income steadily progressed.

(Billions of yen)

FY2011/2Q

FY2010/2Q

Change year-on-year

[%]

Operating Revenues

5,154.6 +155.5 +3.1% 4,999.1

Operating Expenses

4,469.1 +197.0 +4.6% 4,272.1

Operating Income

685.5 (41.5) (5.7)% 727.0

Net Income

296.4 (18.8) (6.0)% 315.2

FY2011 Initial Forecasts

% progress compared to FY2011 Initial Forecasts

10,540.0 48.9%

9,300.0 48.1%

1,240.0 55.3%

540.0 54.9%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Forecasts

Major Subsidiaries’ Forecasts for FY2011

Initial Forecast for Operating Income revised 10.0 billion yen upward to 1,250.0 billion yen.

Initial Forecast for Operating Revenues remained unchanged.

(Billions of yen)

NTT Consolidated NTT East NTT West NTT Com NTT DATA NTT DOCOMO

(U.S. GAAP) <Non-Consolidated> <Non-Consolidated> <Non-Consolidated> <Consolidated> <Consolidated>

(JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

FY2011 FY2011 FY2011 FY2011 FY2011 FY2011

Change Change Change Change Change Change

Revised Revised Revised Revised Revised Revised

from Initial from Initial from Initial from Initial from Initial from Initial

Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts Forecasts

Operating Revenues 10,540.0 0.0 1,895.0 (5.0) 1,687.0 (17.0) 1,003.0 (10.0) 1,200.0 0.0 4,240.0 10.0

Operating Expenses 9,290.0 (10.0) 1,825.0 (5.0) 1,632.0 (17.0) 908.0 (18.0) 1,120.0 0.0 3,370.0 (10.0)

Operating Income 1,250.0 10.0 70.0 0.0 55.0 0.0 95.0 8.0 80.0 0.0 870.0 20.0

Net Income 545.0 5.0 47.0 3.0 49.0 0.0 61.0 4.0 39.0 0.0 514.0 12.0

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Effects from the Earthquake

NTT Group’s consolidated loss due to effects from the earthquake was 20.0 billion yen and Capital Investment was 8.0 billion yen.

The Revised Forecasts for loss and for Capital Investment remained at the same level as the Initial Forecast: 30.0 billion yen.

(Billions of yen)

FY2011 Revised Forecasts FY2011/2Q FY2011 Initial

Forecast

Capital Capital Capital

Profit/loss Change from Change from Profit/loss Profit/loss

Initial Investment Initial Investment Investment

Forecasts Forecasts

NTT

East Approx.

18.0 *

(2.0) Approx.

25.0 5.0 9.0 6.0 Approx.

20.0 Approx.

20.0

Approx. Approx. Approx. Approx.

NTT 10.0 — 5.0 (5.0) 9.0 1.0 10.0 10.0

DOCOMO

Approx.

others 2.0 2.0 2.0 — — — — —

Approx. Approx. Approx. Approx.

NTT 30.0 — 30.0 — 20.0 8.0 30.0 30.0

Consolidated

* Includes the effects of the decrease in base rates of 3.0 billion yen and a decrease in special losses of 5.0 billion yen.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Operation Data

Number of Subscribers for Fixed Broadband Services

Annual target will be reached by, among other things, working to increase the number of new subscribers by promoting FLET’S Hikari Light Plan and further use of Wi-Fi, and by limiting subscription cancellations.

Number of subscribers

(Thousands)

FLET’S ADSL FLET’S Hikari Hikari Denwa

20,000 15,000 10,000 5,000

0

17,092 17,376 17,728 17,916 18,310 18,542 19,561

3,253 3,136 3,004 2,858 2,715 2,579 2,403

13,839 14,240 14,724 15,059 15,595 15,963 17,159

10,648 11,104 11,641 12,113 12,565 13,023 14,363

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 FY2011E

(1)

Optical video service 1,433 1,606 1,837 2,005 2,194 2,429 2,834

Changes from the preceding quarter

(Thousands)

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9 4-9

FLET’S Hikari(2) 588 401 484 335 536 368 904 1,808 2,100

Number of

(3)

opened 1,018 809 897 849 1,019 874 1,894 3,573 4,100

connections

FLET’S ADSL (129) (117) (132) (147) (142) (136) (279) (524) (455)

Hikari Denwa4 506 457 537 472 453 457 910 1,971 2,250

(1)	Number of Optical video services includes Hikari TV and FLET’S TV.

(2) Number of FLET’S Hikari subscriptions includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown,and FLET’S Hikari Next provided by NTT West.

(3)	Number of opened connections excludes openings due to relocations.
(4)	Number of Hikari Denwa subscriptions is calculated by number of thousand channels.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Broadband Services

Annual target will be reached by, among other things, working to bolster the sales of smartphones and to further improve customer satisfaction.

Number of subscribers

(Thousands)

60,000 50,000 40,000 30,000 20,000 10,000 0

mova FOMA+Xi

2,352

1,954

1,636

1,239

969

743

54,162

54,940

55,574

56,771

57,445

58,251

60,210

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9

FY2011E

Total number of increase in subscribers for the 6-month period during Apr.-Sept.: 983 (thousands)

Change from the preceding quarter

FOMA+Xi

mova (Thousands)

FY2010 FY2011 FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9

959 778 633 1,197 674 805 3,568 3,440

(526) (398) (318) (398) (269) (227) (1,640) (1,240)

Note: The number of communication module service subscribers is included in total mobile broadband services subscribers.

—7— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed Broadband Services (FLET’S Hikari)

We will strive to increase ARPU by continuing sales of value-added services, such as Hikari Denwa, and by creating new use scenarios.

NTT East

Excluding effects from the earthquake *

Optional Service Basic Monthly Charge

(Yen)

6,000

4,000 2,000 0

5,820 5,900 5,900 5,880 5,850 5,900* 5,890 * 5,900 * 5,880 * 5,890 5,880 5,940

1,520 1,550 1,580 1,610 1,600 1,620 1,570 1,670

4,300 4,350 4,320 4,270 4,250 4,270 4,310 4,270

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9

FY2010

FY2011E

NTT West

(Yen)

6,000 4,000 2,000 0 5,830

5,890

5,910

5,930

5,920

5,940

5,890

5,960

1,540

1,570

1,590

1,610

1,620

1,650

1,580

1,660

4,290

4,320

4,320

4,320

4,300

4,290

4,310

4,300

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9

FY2010 FY2011E

Note: FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 26 regarding the calculation of ARPU.

*Figures were calculated by deducting the number of subscriptions which have not been billed due to damages by the Great East Japan Earthquake, from the subscription base used for calculating ARPU. These figures are for reference purposes only. Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Broadband Services (FOMA, Xi)

Packet ARPU increased due to increased sales of smartphones.

Total ARPU, including voice ARPU, as in the previous quarter, continued to increase in the three-month period ended September 30, 2011.

Voice ARPU Packet ARPU

(Yen)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

5,190

2,680

2,510

5,200

2,660

2,540

5,130

2,590

2,540

4,760

2,190

2,570

4,960

2,340

2,620

+10

+70

4,970

2,280

2,690

5,070

2,530

2,540

4,870

2,170

2,700

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9

Voice ARPU 2,680 2,660 2,590 2,190 2,340 2,280 2,530 2,170

Packet ARPU 2,510 2,540 2,540 2,570 2,620 2,690 2,540 2,700

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscriptions from mova services, which are scheduled to be phased out by the end of March 2012, are included in the calculation of ARPU. Please see page 26 regarding the calculation of ARPU.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Video Services

Primarily for fixed broadband

In the first half of the fiscal year, multiscreen viewing and other new services were provided, and the number of subscribers increased to 2.43 million as of the end of September.

Going forward, we will continue to endeavor to expand content and services to expand our customer base.

(10,000 subscribers)

300 250 200 150 100 50 0

143

33

110

161

40

120

184

51

133

201

59

141

219

68

151

243

78

165

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9

*1. “FLET’S TV requires a subscription to “FLET’S TV Transmission Service” Provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service,”Opticast Facility Use Services”.

*2.”BeeTV” is a service provided by Avex Broadcasting and Communications, Inc., a joint venture between Avex Entertainment and NTT DOCOMO.

*3.”d Market” is the content market that NTT DOCOMO provides for smartphones, divided into the four categories of “Video Store”, “Bookstore”, “Music Store” and “Apps and Reviews”.

*4. “NOTTV” is a service provided by mmbi, in which NTT DOCOMO has an ownership stake.

Primarily for mobile broadband

In the first half of the fiscal year, “BeeTV”* 2 for smartphones was provided, and the number of subscribers increased to 1.84 million as of the end of September.

Going forward, we will further stimulate demand 4 by providing services such as “d Market”* 3 and “NOTTV” *4 .

(10,000 subscribers)

200

150

100

50

0

126 144 152 155 157 184 2010.6 2010.9 2010.12 2011.3 2011.6 2011.9

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Financial Information

FY2011/2Q Contributing Factors by Segment

NTT

- Regional communications business: Decrease in Operating Revenues and Operating Income due to a fall in voice transmission services revenues, etc.
- Long distance and international communications business: Increase in Operating Revenues and Operating Income due to the acquisition of Dimension Data, etc.
- Mobile communications business: Decrease in Operating Revenues and Operating Income due to a fall in voice transmission services revenues, etc.
- Data communications business: Increase in Operating Revenues and Operating Income due to the increase in the number of consolidated subsidiaries.



Operating Revenues
[year-on-year : +155.5]
(Billions of yen)
4,999.1
FY2010/2Q
(75.7)
Regional communications business
Long distance and international communications business
+210.2
(25.2)
Mobile communications business
Data communications business
+35.6
Other
(13.4)
Elimination of intersegment/Others
+24.0
5,154.6
FY2011/2Q



Operating Expenses
[year-on-year : +197.0]
4,272.1
FY2010/2Q
(43.1)
Regional communications business
Long distance and international communications business
+191.9
(2.9)
Mobile communications business
Data communications business
+27.3
Other
(11.0)
Elimination of intersegment/Others
+34.7
4,469.1
FY2011/2Q

Operating Income [year-on-year(41.5)]

FY2010/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2011/2Q
727.0	(32.6)	+18.3	(22.3)	+8.3	(2.5)	(10.7)	685.5

—11—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

- **Operating Revenues and Operating Income decreased due to, among other things, the negative effect on revenues due to the earthquake and the blunting of revenue increases from IP Services.**
- **The Initial Forecast for Operating Revenues was revised downward 5.0 billion yen, while the Initial Forecast for Operating Income remained unchanged.**


FY2011/2Q
FY2011E
(Billions of yen)
Operating Revenues
951.7
(35.1)
(3.7)%
Voice Transmission Services (43.7)
IP Services +25.6
Others (17.0)
Progress 48.4%
916.5
FY2010/2Q
FY2011/2Q
1,957.1
(62.1)
(3.2)%
Voice Transmission Services (93.2)
IP Services +74.5
Others (43.3)
Decrease of 5.0 from Initial Forecasts
1,895.0
FY2010
FY2011E
Operating Expenses
905.6
(20.5)
(2.3)%
Personnel expenses (3.3)
Expenses for purchase of goods and services and other expenses (10.1)
Depreciation expenses and loss on disposal of assets (7.1)
Progress 48.5%
885.0
FY2010/2Q
FY2011/2Q
1,879.9
(54.9)
(2.9)%
Personnel expenses (4.7)
Expenses for purchase of goods and services and other expenses (39.6)
Depreciation expenses and loss on disposal of assets (10.5)
Decrease of 5.0 from Initial Forecasts
1,825.0
FY2010
FY2011E
Operating Income
46.1
(14.5)
(31.6)%
Progress 45.1%
31.5
77.1
(7.1)
(9.3)%
Same as Initial Forecasts
70.0

―12―

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

- **Operating Revenues and Operating Income decreased due to, among other things, the blunting of revenue increases from IP Services.**
- **The Initial Forecast for Operating Revenues was revised downward 17.0 billion yen, while the Initial Forecast for Operating Income remained unchanged.**


FY2011/2Q
FY2011E
(Billions of yen)
Operating Revenues
868.0
(35.7)
(4.1)%
Voice Transmission Services (41.2)
IP Services +25.5
Others (19.9)
Progress 49.3%
832.3
FY2010/2Q
FY2011/2Q
1,758.0
(71.0)
(4.0)%
Voice Transmission Services (81.0)
IP Services +53.9
Others (43.8)
Decrease of 17.0 from Initial Forecasts
1,687.0
FY2010
FY2011E
Operating Expenses
833.5
(25.7)
(3.1)%
Personnel expenses (2.3)
Expenses for purchase of goods and services and other expenses (18.8)
Depreciation expenses and loss on disposal of assets (4.6)
Progress 49.5%
807.7
FY2010/2Q
FY2011/2Q
1,708.4
(76.4)
(4.5)%
Personnel expenses (4.7)
Expenses for purchase of goods and services and other expenses (55.2)
Depreciation expenses and loss on disposal of assets (16.4)
Decrease of 17.0 from Initial Forecasts
1,632.0
FY2010
FY2011E
Operating Income
34.4
(9.9)
(28.8)%
Progress 44.6%
24.5
49.6
+5.3
+10.8%
Same as Initial Forecasts
55.0

—13—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

IP-related Revenues and Voice Revenues of NTT EAST and NTT WEST

In the second quarter, NTT East’s IP-related Revenues surpassed Voice Revenues for the first time.

NTT EAST

Billions of yen

593.7

530.1

Voice Revenues

468.7

419.0

380.0 380.6

355.0

IP-related Revenues 312.5

336.3

271.1

9,040

216.7

8,088

165.4 6,953

5,702

4,210

FTTH 2,605

Subscriptions

(thousands)

FY2006 FY2007 FY2008 FY2009 FY2010 FY2011

/2Q /2Q /2Q /2Q /2Q /2Q

NTT WEST

(Billions of yen)

583.8

522.1

Voice Revenues

460.9

409.5

373.3

332.0

IP-related Revenues 284.2

309.7

255.0

221.9

184.1

6,923

6,152

140.4

5,325

4,394

3,215

FTTH 2,118

Subscriptions

(thousands)

FY2006 FY2007 FY2008 FY2009 FY2010 FY2011

/2Q /2Q /2Q /2Q /2Q /2Q

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

- While the trend of decreasing Operating Revenues continued, Operating Income increased due to extensive cost reductions, etc.
- The Initial Forecast for Operating Revenues was revised downward 10.0 billion yen, while the Initial Forecast for Operating Income was revised upward 8.0 billion yen.


FY2011/2Q
FY2011E
(Billions of yen)
Operating Revenues
509.0
(23.4)
(4.6)%
Voice Transmission Service (13.9)
IP Services (3.9)
Others (5.5)
Progress 48.4%
485.5
FY2010/2Q
FY2011/2Q
1,033.4
(30.4)
(2.9)%
Voice Transmission Services (31.3)
IP Services (1.7)
Others +2.6
Decrease of 10.0 from Initial Forecasts
1,003.0
FY2010
FY2011E
Operating Expenses
467.3
(35.6)
(7.6)%
Personnel expenses (1.4)
Expenses for purchase of goods and services and other expenses (26.3)
Depreciation expenses and loss on disposal of assets (7.8)
Progress 47.6%
431.7
FY2010/2Q
FY2011/2Q
940.1
(32.1)
(3.4)%
Personnel expenses (2.3)
Expenses for purchase of goods and services and other expenses (22.7)
Depreciation expenses and loss on disposal of assets (7.0)
Decrease of 18.0 from Initial Forecasts
908.0
FY2010
FY2011E
Operating Income
41.6
+12.1
+29.2%
Progress 56.6%
53.7
93.2
+1.7
+1.9%
Increase of 8.0 from Initial Forecasts
95.0

—15—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

- **Increase in Operating Revenues and Operating Income due to the increase in the number of consolidated subsidiaries and improvement in cost of sales ratio, etc.**
- **Initial Forecasts remained unchanged as there are uncertainties heading into the second half of the fiscal year, including the declining state of the economy and the appreciating yen.**


FY2011/2Q
FY2011E
(Billions of yen)
Operating Revenues
533.7
+38.0
+7.1%
Progress 47.6%
571.7
FY2010/2Q
FY2011/2Q
1,161.9
+38.0
+3.3%
Same as Initial Forecasts
1,200.0
FY2010
FY2011E
Operating Expenses
508.3
+32.6
+6.4%
Progress 48.3%
540.9
FY2010/2Q
FY2011/2Q
1,083.6
+36.3
+3.4%
Same as Initial Forecasts
1,120.0
FY2010
FY2011E
Operating Income
25.3
+5.3
+21.1%
Progress 38.4%
30.7
78.3
+1.6
+2.2%
Same as Initial Forecasts
80.0

—16—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Excluding the effects of the revision of the point program/handset repair program implemented during the last fiscal year, Operating Income increased substantially.

Initial Forecasts were revised upward, taking into account the strong sales of smartphones and the increase in packet ARPU.

FY2011/2Q

Operating Revenues

(25.2)

(1.2)%

2,138.2

FY2010/2Q

Progress 49.8%

2,113.0

FY2011/2Q

FY2011E

(Billions of yen)

Increase of 10.0 from Initial Forecasts

+15.7

+0.4%

4,224.3

FY2010

4,240.0

FY2011E

Operating Expenses

1,606.7

FY2010/2Q

(2.2)

(0.1)%

Progress 47.6%

1,604.5

FY2011/2Q

3,379.5

FY2010

(9.5)

(0.3)%

Decrease of 10.0 from Initial Forecasts

3,370.0

FY2011E

Operating Income

531.5

(23.0)

(4.3)%

Progress 58.4%

508.5

844.7

+25.3

+3.0%

Increase of 20.0 from Initial Forecasts

870.0

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen)

FY2010/2Q

679.1

Total operating income of 5 major subsidiaries (JPN GAAP)

+41.1

NTT (Holding Company): 4.7

NTT URBAN DEVELOPMENT (Consolidated): 14.3 NTT COMWARE: 3.4 NTT FINANCE (Consolidated): 6.0 Outsourcing companies (East): 5.7 Outsourcing companies (West): (1.0) Other companies: 7.8

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

+6.8

Pension (actuarial difference, etc.): +4.5 Depreciation of engineering facilities: (19.9) Adjustments between operating and non-operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

727.0

Consolidated operating income (U.S. GAAP)

FY2011/2Q

649.1

Total of operating income of 5 major subsidiaries (JPN GAAP)

+42.7

NTT (Holding Company): 3.1

NTT URBAN DEVELOPMENT (Consolidated): 13.2 NTT COMWARE: (1.1) NTT FINANCE (Consolidated): 7.4 Outsourcing companies (East): 3.9 Outsourcing companies (West): (3.6) Other companies: 19.6

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

(6.3)

Pension (actuarial difference, etc): (2.6) Depreciation of engineering facilities: (17.4) Adjustments between operating and non-operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

685.5

Consolidated operating income (U.S. GAAP)

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Capital Investment

Capital Investments during the six-month period ended September 30, 2011 remained at the same level as the same period of the previous fiscal year.

Initial Forecasts were revised upward 20.0 billion yen to 1,970.0 billion yen.

(Billions of yen)

892.1

55.8

316.1

72.1

44.1

171.3

221.3

10.9

FY2009/2Q

FY2009

1,987.1

839.0

61.1

72.7

13.0

39.6

171.3

171.2

FY2010/2Q

FY2010

1,870.1

828.2

62.3

311.6

67.5

13.4

61.3

154.9

157.0

FY2011/2Q

FY2011E

1,970.0

Other

NTT DOCOMO (Consolidated)

NTT DATA (Consolidated)

NTT (Holding Company)

NTT Communications

NTT West NTT East

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

NTT

- Cash flows from operating activities decreased due to a decrease in net income in addition to an increase in payments of accounts payable. In cash flows from investing activities, cash outlays increased due to an increase in short-term investments exceeding three months in duration.
- While showing a negative number, FCF would have been in the 300.0 billion range if not for the effect of fund operations.
- Cash flows from financing activities amounted to increased cash outlays due to the buy back of shares.

(Billions of yen)



Cash flows from operating activities (A)
Cash flows from investing activities (B)
Cash flows from financing activities
FCF (A) + (B)
EBITDA*
2,000
1,000
0
(1,000)
(2,000)
1,356.5
1,259.3
(97.3)
(990.0)
(1,276.8)
(286.8)
(290.0)
(462.8)
(172.8)
366.5
(17.6)
(384.1)
1,724.5
1,645.8
(78.7)
FY2010/2Q
FY2011/2Q
Increase/Decrease from same period of the previous fiscal year

* EBITDA = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment

—20—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100% 80% 60% 40% 20% 0%

New Solution Business, & etc.

26%

IP business

26%

Legacy business

48%

52%

29%

58%

29%

42%

29%

61%

32%

39%

30%

65%

35%

35%

IP, solution & new business account for roughly two-thirds

31%

68%

37%

32%

33%

70% 37%

30%

FY2007 FY2008 FY2009 FY2010 FY2011/2Q FY2011E

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Shareholders Returns

NTT



Dividends per share
(yen)
150
100
50
0
Dividends per share
Pay-out ratio
60
17.1%
80
23.0%
90
Approx. *1
23%
110
27.5%
120
32.3%
120
31.2%
140
32.9%
*2
50%
40%
30%
20%
10%
0%
Pay-out ratio
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011E



Share buy backs
(Billions of yen)
600.0
400.0
200.0
0.0
539.4
94.4
200.0
223.4
• Resolution for 2nd buy back up to 44 million shares, 220.0 billion yen
*2
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011E

＊1 Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

＊2 Based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

(Note) The basic policy on cancellation of all treasury stock owned by NTT as of March 31, 2010 (approx. 250 million shares) was resolved in May 2010, and one-half of such shares was cancelled in November 2010. The remaining half is expected to be cancelled in November 2011.

—22—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

FY2011/2Q Details of Financial Results (Per Item)

Operating

Revenues [year-on-year+155.5]

Other (12.4) revenues

(Billions of yen)

Voice related services revenues

(198.3)

SI revenues and sales of telecommunications equipment

+241.0

Fixed IP/packet

Mobile IP/packet

4,999.1

Fixed voice

Mobile voice

Fixed voice : (112.7) Mobile voice : (85.6)

Systems Integration

Telecommunications equipment

IP/packet communications services revenues

+125.2

Fixed IP/packet : +56.0 Mobile IP/packet: +69.2

5,154.6

FY2010/2Q

Systems Integration : +252.3 Telecommunications equipment (Fixed-line) : (7.5) Telecommunications equipment (Mobile) : (3.7)

FY2011/2Q

Operating

Expenses [year-on-year+197.0]

4,272.1

FY2010/2Q

(37.3)

Depreciation expenses and loss on disposal of assets

+169.6

Expenses for purchase of goods and services and other expenses

+66.1

Personnel expenses

(1.3)

Other expenses

4,469.1

FY2011/2Q

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2011

19,665.6

(Billions of yen)

September 30, 2011

Assets

19,665.6

Depreciable Assets (property, plant and equipment)

8,454.5

Deferred Tax Assets (non-current) 887.0

Liabilities

9,584.7

Interest-Bearing Debt 4,553.5 Liability for Employees’ Retirement Benefits 1,536.0

Equity

10,080.9

Treasury Stock (603.1)

19,264.7

Assets

19,264.7[(400.9)]

Depreciable Assets (property, plant and equipment)

8,300.4[(154.0)]

Deferred Tax Assets (non-current) 884.6 [(2.4)]

Liabilities

9,136.4[(448.3)] Interest-Bearing Debt 4,455.3[(98.2)] Liability for Employees’ Retirement Benefits 1,555.9[+19.9]

Equity

10,128.3[+47.4] Treasury Stock (826.6) [(223.5)]

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2011/2Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	5,154.6	249.7	916.5	832.3	485.5	571.7	2,113.0
Change year-on-year	155.5	18.7	(35.1)	(35.7)	(23.4)	38.0	(25.2)
(% change)	3.1%	8.1%	(3.7)%	(4.1)%	(4.6)%	7.1%	(1.2)%
Opetating Expenses	4,469.1	71.6	885.0	807.7	431.7	540.9	1,604.5
Change year-on-year	197.0	0.6	(20.5)	(25.7)	(35.6)	32.6	(2.2)
(% change)	4.6%	0.8%	(2.3)%	(3.1)%	(7.6)%	6.4%	(0.1)%
Operating Income	685.5	178.1	31.5	24.5	53.7	30.7	508.5
Change year-on-year	(41.5)	18.1	(14.5)	(9.9)	12.1	5.3	(23.0)
(% change)	(5.7)%	11.3%	(31.6)%	(28.8)%	29.2%	21.1%	(4.3)%
Income Before Income Taxes [2]	681.7	177.2	43.6	31.1	64.3	28.7	511.9
Change year-on-year	(28.6)	20.8	(13.2)	(13.6)	13.7	5.6	(15.1)
(% change)	(4.0)%	13.3%	(23.2)%	(30.5)%	27.0%	24.6%	(2.9)%
Net Income	296.4 [3]	176.4	26.7	23.6	38.3	12.4	299.0 [4]
Change year-on-year	(18.8)	21.1	(9.5)	(10.1)	11.9	0.3	(10.7)
(% change)	(6.0)%	13.6%	(26.4)%	(29.9)%	45.5%	2.8%	(3.5)%

(1) The number of consolidated subsidiaries is 776 and the number of companies accounted for under the equity method is 98.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—25—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL. INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

- As Xi service does not provide voice services as of September 30, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY (Forecast when previous annual results were announced): Average expected active Number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12 -FY (Revised forecast): Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6 (9)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept. -FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

-FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

November 9, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2011

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	September 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	518,747	504,672	(14,074)
Antenna facilities	5,456	5,259	(197)
Terminal equipment	73,253	69,295	(3,957)
Local line facilities	801,071	807,028	5,956
Long-distance line facilities	3,921	3,560	(360)
Engineering facilities	628,723	621,534	(7,188)
Submarine line facilities	2,213	1,998	(215)
Buildings	474,115	461,742	(12,373)
Construction in progress	42,344	37,139	(5,204)
Other	259,472	254,664	(4,807)
Total property, plant and equipment	2,809,318	2,766,894	(42,423)
Intangible fixed assets	104,987	94,529	(10,458)
Total fixed assets - telecommunications businesses	2,914,306	2,861,423	(52,882)
Investments and other assets
Other investments and assets	254,992	254,459	(533)
Allowance for doubtful accounts	(1,063)	(1,039)	24
Total investments and other assets	253,929	253,420	(508)
Total fixed assets	3,168,235	3,114,844	(53,391)

Current assets:
Cash and bank deposits	172,498	87,815	(84,683)
Notes receivable	7	221	214
Accounts receivable, trade	323,537	265,054	(58,483)
Supplies	35,259	42,044	6,785
Other current assets	69,587	108,633	39,045
Allowance for doubtful accounts	(4,073)	(3,383)	690
Total current assets	596,816	500,386	(96,430)

TOTAL ASSETS	3,765,052	3,615,230	(149,822)

	(Millions of yen)
	March 31, 2011	September 30, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	666,055	641,885	(24,169)
Liability for employees’ retirement benefits	254,054	251,681	(2,373)
Reserve for point services	2,944	4,021	1,076
Reserve for unused telephone cards	15,101	15,016	(84)
Asset retirement obligations	629	636	7
Other long-term liabilities	10,056	12,810	2,754
Total long-term liabilities	948,842	926,052	(22,789)
Current liabilities:
Current portion of long-term borrowings from parent company	122,687	144,038	21,350
Accounts payable, trade	104,534	60,140	(44,393)
Short-term borrowings	30,000	—	(30,000)
Accrued taxes on income	1,661	6,222 *	4,561
Allowance for loss on disaster	5,500	4,518	(982)
Asset retirement obligations	70	70	0
Other current liabilities	421,985	351,182	(70,803)
Total current liabilities	686,438	566,172	(120,265)

TOTAL LIABILITIES	1,635,281	1,492,225	(143,055)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	295,308	288,548	(6,760)
Total shareholders’ equity	2,130,035	2,123,275	(6,760)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(263)	(270)	(6)
Total unrealized gains (losses), translation adjustments, and others	(263)	(270)	(6)

TOTAL NET ASSETS	2,129,771	2,123,004	(6,766)

TOTAL LIABILITIES AND NET ASSETS	3,765,052	3,615,230	(149,822)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010		Six months ended September 30, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	888,411		858,122		(30,288)	1,776,085
Operating expenses	843,126		829,708		(13,417)	1,706,911
Operating income from telecommunications businesses	45,284		28,413		(16,870)	69,173

Supplementary businesses:
Operating revenues	63,325		58,471		(4,853)	181,061
Operating expenses	62,482		55,324		(7,158)	173,080
Operating income from supplementary businesses	842		3,147		2,304	7,981
Operating income	46,127		31,561		(14,566)	77,155

Non-operating revenues:
Interest income	66		55		(11)	141
Dividends received	1,796		2,633		836	1,817
Lease and rental income	22,799		22,057		(742)	45,112
Miscellaneous income	4,191		2,680		(1,511)	6,823
Total non-operating revenues	28,855		27,425		(1,429)	53,894

Non-operating expenses:
Interest expenses	5,587		5,021		(565)	10,969
Lease and rental expenses	10,591		9,541		(1,050)	21,457
Miscellaneous expenses	1,953		781		(1,172)	2,556
Total non-operating expenses	18,132		15,344		(2,788)	34,983
Recurring profit	56,850		43,642		(13,207)	96,066
Special profits	—		4,393		4,393	—
Special losses	—		7,985		7,985	19,190
Income before income taxes	56,850		40,051		(16,799)	76,876
Income taxes	20,538	*	13,311	*	(7,226)	24,572
Net income	36,312		26,739		(9,572)	52,303

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011

Voice transmission services revenues (excluding IP services revenues)	380,027	336,300	(43,727)	(11.5)	742,278
Monthly charge revenues*	260,718	235,496	(25,221)	(9.7)	509,204
Call rates revenues*	36,832	30,952	(5,880)	(16.0)	71,160
Interconnection call revenues*	51,024	42,421	(8,603)	(16.9)	99,854
IP services revenues	355,035	380,669	25,634	7.2	724,493
Leased circuit services revenues (excluding IP services revenues)	75,676	68,567	(7,108)	(9.4)	149,488
Telegram services revenues	9,406	8,315	(1,090)	(11.6)	18,869
Other telecommunications services revenues	68,265	64,270	(3,995)	(5.9)	140,956

Telecommunications total revenues	888,411	858,122	(30,288)	(3.4)	1,776,085

Supplementary business total revenues	63,325	58,471	(4,853)	(7.7)	181,061

Total operating revenues	951,736	916,594	(35,141)	(3.7)	1,957,147

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Cash flows from operating activities:
Income before income taxes	56,850	40,051	(16,799)	76,876
Depreciation and amortization	202,616	197,940	(4,676)	403,510
Loss on disposal of property, plant and equipment	11,522	9,649	(1,872)	26,826
Increase (decrease) in liability for employees’ retirement benefits	(1,092)	(2,373)	(1,281)	(26,595)
(Increase) decrease in accounts receivable	20,105	58,793	38,687	(30,084)
(Increase) decrease in inventories	399	(5,477)	(5,876)	2,939
Increase (decrease) in accounts payable and accrued expenses	(63,341)	(92,101)	(28,759)	39,504
Increase (decrease) in accrued consumption tax	3,523	(2,017)	(5,540)	3,460
Other	19,159	(3,528)	(22,687)	50,117

Sub-total	249,743	200,936	(48,806)	546,554
Interest and dividends received	1,863	2,688	825	1,959
Interest paid	(5,770)	(5,176)	593	(11,071)
Income taxes received (paid)	(19,194)	(4,764)	14,430	(23,043)

Net cash provided by (used in) operating activities	226,641	193,684	(32,957)	514,399
Cash flows from investing activities:
Payments for property, plant and equipment	(189,172)	(197,876)	(8,704)	(395,380)
Proceeds from sale of property, plant and equipment	3,105	569	(2,535)	5,530
Payments for purchase of investment securities	(553)	—	553	(3,047)
Proceeds from sale of investment securities	2,040	217	(1,822)	2,201
Other	(154)	308	463	1,742

Net cash provided by (used in) investing activities	(184,735)	(196,781)	(12,046)	(388,953)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	20,000	20,000	30,000
Payments for settlement of long-term debt	(35,297)	(22,818)	12,478	(90,595)
Net increase (decrease) in short-term borrowings	1,000	(30,000)	(31,000)	30,000
Payments for settlement of lease obligations	(1,674)	(1,663)	10	(3,289)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(69,471)	(67,982)	1,488	(67,385)
Net increase (decrease) in cash and cash equivalents	(27,565)	(71,080)	(43,514)	58,060
Cash and cash equivalents at beginning of period	144,764	202,824	58,060	144,764

Cash and cash equivalents at end of period	117,199	131,744	14,545	202,824

November 9, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2011

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Takashi Sasaki or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	September 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	512,794	491,201	(21,593)
Antenna facilities	7,607	7,319	(288)
Terminal equipment	21,343	21,231	(111)
Local line facilities	862,726	863,359	632
Long-distance line facilities	2,984	2,973	(10)
Engineering facilities	580,930	574,206	(6,724)
Submarine line facilities	1,977	1,854	(123)
Buildings	417,342	404,996	(12,346)
Construction in progress	25,001	35,189	10,187
Other	229,855	225,722	(4,133)
Total property, plant and equipment	2,662,564	2,628,054	(34,509)
Intangible fixed assets	83,872	76,225	(7,646)
Total fixed assets - telecommunications businesses	2,746,436	2,704,280	(42,156)
Investments and other assets
Other investments and assets	184,655	186,091	1,436
Allowance for doubtful accounts	(393)	(381)	11
Total investments and other assets	184,261	185,709	1,447
Total fixed assets	2,930,698	2,889,989	(40,708)

Current assets:
Cash and bank deposits	130,313	99,870	(30,443)
Notes receivable	198	43	(154)
Accounts receivable, trade	272,994	234,008	(38,986)
Supplies	29,935	34,369	4,434
Other current assets	45,810	64,716	18,905
Allowance for doubtful accounts	(2,220)	(1,967)	253
Total current assets	477,032	431,041	(45,991)

TOTAL ASSETS	3,407,731	3,321,030	(86,700)

	(Millions of yen)
	March 31, 2011	September 30, 2011		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	954,099	978,283		24,184
Liability for employees’ retirement benefits	258,049	252,635		(5,414)
Reserve for point services	4,815	5,708		893
Reserve for unused telephone cards	14,280	14,200		(80)
Asset retirement obligations	436	421		(15)
Other long-term liabilities	15,383	14,878		(504)
Total long-term liabilities	1,247,064	1,266,128		19,063
Current liabilities:
Current portion of long-term borrowings from parent company	142,428	113,530		(28,898)
Accounts payable, trade	70,297	54,343		(15,954)
Short-term borrowings	23,000	30,000		7,000
Accrued taxes on income	674	782	*	108
Other current liabilities	392,674	332,057		(60,616)
Total current liabilities	629,073	530,713		(98,360)

TOTAL LIABILITIES	1,876,137	1,796,841		(79,296)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	49,611	42,095		(7,516)
Total shareholders’ equity	1,531,665	1,524,149		(7,516)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(72)	39		111
Total unrealized gains (losses), translation adjustments, and others	(72)	39		111

TOTAL NET ASSETS	1,531,593	1,524,189		(7,404)

TOTAL LIABILITIES AND NET ASSETS	3,407,731	3,321,030		(86,700)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010		Six months ended September 30, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	798,792		771,010		(27,781)	1,597,362
Operating expenses	764,973		749,141		(15,831)	1,548,824
Operating income from telecommunications businesses	33,818		21,868		(11,950)	48,537

Supplementary businesses:
Operating revenues	69,240		61,312		(7,928)	160,696
Operating expenses	68,601		58,646		(9,954)	159,587
Operating income from supplementary businesses	639		2,665		2,026	1,108
Operating income	34,457		24,534		(9,923)	49,646

Non-operating revenues:
Interest income	3		2		(1)	5
Dividends received	2,140		1,150		(990)	2,151
Lease and rental income	22,428		19,504		(2,923)	43,495
Miscellaneous income	2,005		1,640		(365)	4,183
Total non-operating revenues	26,578		22,297		(4,281)	49,835

Non-operating expenses:
Interest expenses	8,208		7,926		(282)	16,383
Lease and rental expenses	6,868		6,660		(208)	14,648
Miscellaneous expenses	1,196		1,126		(70)	5,379
Total non-operating expenses	16,273		15,712		(561)	36,412
Recurring profit	44,762		31,118		(13,643)	63,069
Income before income taxes	44,762		31,118		(13,643)	63,069
Income taxes	10,967	*	7,434	*	(3,532)	13,983
Net income	33,795		23,683		(10,111)	49,085

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	373,302	332,009	(41,293)	(11.1)	729,085
Monthly charge revenues*	256,511	233,598	(22,912)	(8.9)	502,703
Call rates revenues*	32,445	26,935	(5,510)	(17.0)	61,884
Interconnection call revenues*	55,977	46,825	(9,152)	(16.3)	108,696
IP services revenues	284,209	309,774	25,564	9.0	582,095
Leased circuit services revenues (excluding IP services revenues)	67,112	62,784	(4,328)	(6.4)	133,103
Telegram services revenues	10,744	9,935	(809)	(7.5)	22,161
Other telecommunications services revenues	63,421	56,506	(6,914)	(10.9)	130,916

Telecommunications total revenues	798,792	771,010	(27,781)	(3.5)	1,597,362

Supplementary business total revenues	69,240	61,312	(7,928)	(11.5)	160,696

Total operating revenues	868,032	832,322	(35,709)	(4.1)	1,758,058

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Cash flows from operating activities:
Income before income taxes	44,762	31,118	(13,643)	63,069
Depreciation and amortization	188,946	183,476	(5,470)	376,998
Loss on disposal of property, plant and equipment	7,769	7,988	218	18,635
Increase (decrease) in liability for employees’ retirement benefits	(5,776)	(5,414)	362	(37,951)
(Increase) decrease in accounts receivable	31,870	42,249	10,379	6,646
(Increase) decrease in inventories	(4,436)	(4,472)	(36)	(4,829)
Increase (decrease) in accounts payable and accrued expenses	(61,973)	(71,853)	(9,879)	(6,626)
Increase (decrease) in accrued consumption tax	939	608	(331)	521
Other	(9,334)	(4,958)	4,375	27,149

Sub-total	192,767	178,741	(14,025)	443,614
Interest and dividends received	2,145	1,153	(992)	2,157
Interest paid	(8,228)	(8,065)	162	(16,423)
Income taxes received (paid)	(3,025)	6,474	9,500	(3,082)

Net cash provided by (used in) operating activities	183,658	178,304	(5,354)	426,266

Cash flows from investing activities:
Payments for property, plant and equipment	(199,227)	(166,808)	32,418	(379,393)
Proceeds from sale of property, plant and equipment	1,261	673	(588)	3,434
Payments for purchase of investment securities	—	(614)	(614)	(250)
Proceeds from sale of investment securities	13	14	1	13
Other	(1,023)	(713)	310	(436)

Net cash provided by (used in) investing activities	(198,976)	(167,448)	31,528	(376,631)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	50,000	30,000	130,000
Payments for settlement of long-term debt	(25,085)	(54,714)	(29,628)	(151,170)
Net increase (decrease) in short-term borrowings	999	(5,000)	(5,999)	(3,999)
Payments for settlement of lease obligations	(918)	(852)	65	(1,868)
Dividends paid	(25,003)	(31,200)	(6,196)	(25,003)

Net cash provided by (used in) financing activities	(30,007)	(41,767)	(11,759)	(52,043)
Net increase (decrease) in cash and cash equivalents	(45,325)	(30,911)	14,414	(2,409)
Cash and cash equivalents at beginning of period	133,522	131,113	(2,409)	133,522

Cash and cash equivalents at end of period	88,196	100,202	12,005	131,113

November 9, 2011

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2011

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2011. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

V.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	September 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	148,965	150,556	1,591
Antenna facilities	1,688	1,643	(44)
Terminal equipment	1,134	1,020	(113)
Local line facilities	840	823	(17)
Long-distance line facilities	8,299	7,721	(578)
Engineering facilities	55,813	55,014	(799)
Submarine line facilities	11,128	10,061	(1,066)
Buildings	133,473	131,598	(1,874)
Construction in progress	17,829	17,900	71
Other	87,700	89,498	1,797
Total property, plant and equipment	466,872	465,839	(1,033)
Intangible fixed assets	73,165	85,533	12,367
Total fixed assets - telecommunications businesses	540,038	551,372	11,334
Investments and other assets
Investments in subsidiaries and affiliated companies	182,233	187,258	5,024
Other investments and assets	173,332	164,834	(8,497)
Allowance for doubtful accounts	(266)	(256)	10
Total investments and other assets	355,300	351,836	(3,463)
Total fixed assets	895,338	903,209	7,870

Current assets:
Cash and bank deposits	54,796	46,155	(8,641)
Notes receivable	12	216	204
Accounts receivable, trade	185,255	159,667	(25,588)
Supplies	7,035	9,389	2,354
Other current assets	23,696	30,901	7,205
Allowance for doubtful accounts	(2,340)	(2,162)	177
Total current assets	268,455	244,167	(24,287)

TOTAL ASSETS	1,163,793	1,147,377	(16,416)

	(Millions of yen)
	March 31, 2011	September 30, 2011		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	107,309	65,488		(41,821)
Liability for employees’ retirement benefits	79,372	81,871		2,498
Reserve for point services	3,684	4,103		418
Reserve for unused telephone cards	6,318	6,283		(35)
Asset retirement obligations	619	661		42
Other long-term liabilities	15,187	14,909		(278)
Total long-term liabilities	212,493	173,317		(39,175)
Current liabilities:
Current portion of long-term borrowings from parent company	37,073	76,858		39,784
Accounts payable, trade	28,834	20,721		(8,112)
Short-term borrowings	65	4,226		4,160
Accounts payable, other	165,741	131,547		(34,193)
Accrued taxes on income	664	1,774	*	1,109
Allowance for losses on construction	—	58		58
Allowance for loss on disaster	957	611		(345)
Asset retirement obligations	16	8		(8)
Other current liabilities	29,572	29,505		(67)
Total current liabilities	262,926	265,311		2,384

TOTAL LIABILITIES	475,420	438,629		(36,790)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	313,022	336,336		23,314
Total shareholders’ equity	656,401	679,715		23,314
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	31,972	29,032		(2,939)
Total unrealized gains (losses), translation adjustments, and others	31,972	29,032		(2,939)

TOTAL NET ASSETS	688,373	708,747		20,374

TOTAL LIABILITIES AND NET ASSETS	1,163,793	1,147,377		(16,416)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010		Six months ended September 30, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	437,069		412,719		(24,350)	868,467
Operating expenses	394,542		358,108		(36,433)	772,624
Operating income from telecommunications businesses	42,527		54,611		12,083	95,842

Supplementary businesses:
Operating revenues	71,932		72,831		898	164,948
Operating expenses	72,841		73,655		814	167,522
Operating losses from supplementary businesses	(908)		(823)		84	(2,574)
Operating income	41,619		53,787		12,168	93,268

Non-operating revenues:
Interest income	31		31		(0)	66
Dividends received	8,097		8,089		(7)	8,839
Lease and rental income	6,947		6,613		(334)	13,699
Miscellaneous income	568		906		338	1,133
Total non-operating revenues	15,645		15,640		(4)	23,739

Non-operating expenses:
Interest expenses	1,517		1,159		(357)	2,999
Lease and rental expenses	4,058		3,649		(408)	8,221
Miscellaneous expenses	1,015		239		(775)	2,102
Total non-operating expenses	6,590		5,048		(1,542)	13,322
Recurring profit	50,673		64,379		13,706	103,684
Special losses	3,262		—		(3,262)	3,545
Income before income taxes	47,411		64,379		16,968	100,139
Income taxes	21,085	*	26,064	*	4,979	31,174
Net income	26,325		38,314		11,989	68,964

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	178,862	164,902	(13,960)	(7.8)	353,322
IP services revenues	191,105	187,126	(3,979)	(2.1)	381,772
Open computer network services revenues*	81,398	79,567	(1,830)	(2.2)	162,141
IP-Virtual private network services revenues*	37,509	34,862	(2,646)	(7.1)	74,296
Wide-Area Ethernet services revenues*	28,026	26,984	(1,042)	(3.7)	55,138
Data communications revenues (excluding IP services revenues)	46,095	40,284	(5,810)	(12.6)	90,751
Leased circuit services revenues*	32,374	28,903	(3,470)	(10.7)	64,295
Solution services revenues	79,751	80,701	950	1.2	181,471
Others	13,187	12,536	(651)	(4.9)	26,096

Total operating revenues	509,002	485,551	(23,451)	(4.6)	1,033,415

Notes: 1.	Certain amounts of “Leased circuit services revenues” have been reclassified to “IP services revenues” from the three months ended June 30, 2011. Accordingly, part of the prior year’s amounts has been reclassified.
2.	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Cash flows from operating activities:
Income before income taxes	47,411	64,379	16,968	100,139
Depreciation and amortization	57,126	50,251	(6,874)	109,822
Loss on disposal of property, plant and equipment	1,481	1,164	(316)	4,031
Gains on sales of fixed assets	(0)	(441)	(441)	(26)
Increase (decrease) in allowance for doubtful accounts	(131)	(187)	(56)	678
Increase (decrease) in liability for employees’ retirement benefits	1,901	2,498	597	2,530
(Increase) decrease in accounts receivable	22,711	24,399	1,688	7,606
(Increase) decrease in inventories	(2,115)	(3,313)	(1,197)	(2,035)
Increase (decrease) in accounts payable and accrued expenses	(20,259)	(16,160)	4,098	(30,576)
Increase (decrease) in accrued consumption tax	(634)	673	1,307	(1,908)
Other	897	(15,111)	(16,009)	15,274

Sub-total	108,387	108,152	(234)	205,536
Interest and dividends received	8,128	8,114	(13)	8,904
Interest paid	(1,054)	(1,159)	(104)	(3,021)
Income taxes received (paid)	(34,163)	(25,311)	8,852	(34,243)

Net cash provided by (used in) operating activities	81,297	89,795	8,498	177,177

Cash flows from investing activities:
Payments for property, plant and equipment	(60,991)	(78,783)	(17,792)	(89,203)
Proceeds from sale of property, plant and equipment	331	784	453	740
Payments for purchase of investment securities	(22,045)	(5,054)	16,991	(32,989)
Proceeds from sale of investment securities	10,246	50	(10,196)	10,330
Payments for short-term loans	—	(550)	(550)	(928)
Other	(1,196)	(1,551)	(355)	(3,602)

Net cash provided by (used in) investing activities	(73,655)	(85,104)	(11,449)	(115,653)

Cash flows from financing activities:
Payments for settlement of long-term debt	(2,168)	(2,036)	132	(44,337)
Net increase (decrease) in short-term borrowings	(57)	4,160	4,218	(310)
Payments for settlement of lease obligations	(2,279)	(1,900)	379	(4,568)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(19,506)	(14,777)	4,729	(64,217)

Effect of exchange rate changes on cash and cash equivalents	(199)	(566)	(367)	(102)
Net increase (decrease) in cash and cash equivalents	(12,064)	(10,652)	1,412	(2,796)
Cash and cash equivalents at beginning of period	60,755	57,958	(2,796)	60,755

Cash and cash equivalents at end of period	48,690	47,306	(1,383)	57,958

V. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	612,579	593,170	(19,409)	(3.2)
Operating expenses	570,594	536,193	(34,401)	(6.0)
Operating income	41,985	56,977	14,992	35.7

November 9, 2011

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2011

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2011	B As of Jun. 30, 2011	C As of Sept. 30, 2011			D As of Mar. 31, 2012 (Revised Forecast)		[Ref.] As of Mar. 31, 2012 (Forecast when previous annual results were announced)
			E				F
				Change	Progress		Change
				C-A	E/F		D-A
Telephone Subscriber Lines	30,271	29,563	28,856	(1,415)	46.0%	27,196	(3,075)	27,199
NTT East	14,929	14,600	14,232	(697)	42.8%	13,299	(1,630)	13,299
NTT West	15,342	14,963	14,624	(718)	49.7%	13,897	(1,445)	13,900
INS-Net	4,613	4,488	4,370	(243)	51.1%	4,137	(475)	4,134
NTT East	2,390	2,328	2,262	(128)	47.5%	2,120	(270)	2,120
NTT West	2,222	2,160	2,107	(115)	56.0%	2,017	(205)	2,014
Telephone Subscriber Lines + INS-Net	34,884	34,051	33,225	(1,658)	46.7%	31,334	(3,550)	31,334
NTT East	17,319	16,928	16,494	(825)	43.4%	15,419	(1,900)	15,419
NTT West	17,564	17,123	16,731	(833)	50.5%	15,914	(1,650)	15,914
Public Telephones	252,775	248,673	241,910	(10,865)	36.5%	222,975	(29,800)	222,975
NTT East	121,508	119,377	116,134	(5,374)	33.6%	105,508	(16,000)	105,508
NTT West	131,267	129,296	125,776	(5,491)	39.8%	117,467	(13,800)	117,467
FLET’S ISDN	193	179	168	(25)	62.9%	154	(39)	154
NTT East	94	86	81	(14)	68.2%	74	(20)	74
NTT West	99	92	88	(11)	57.4%	79	(19)	79
FLET’S ADSL	2,858	2,715	2,579	(279)	61.3%	2,403	(455)	2,403
NTT East	1,418	1,347	1,273	(146)	58.2%	1,168	(250)	1,168
NTT West	1,439	1,368	1,306	(133)	65.0%	1,234	(205)	1,234
FLET’S Hikari	15,059	15,595	15,963	904	43.1%	17,159	2,100	17,159
NTT East	8,511	8,832	9,040	529	42.3%	9,761	1,250	9,761
NTT West	6,547	6,762	6,923	375	44.2%	7,397	850	7,397
FLET’S Hikari Next*	4,596	5,291	5,925	1,329	44.3%	7,596	3,000	7,596
NTT East	2,963	3,338	3,677	714	39.6%	4,763	1,800	4,763
NTT West	1,633	1,953	2,248	616	51.3%	2,833	1,200	2,833
FLET’S Hikari LIGHT*	—	27	106	106	15.2%	700	700	700
NTT East	—	27	106	106	15.2%	700	700	700
Hikari Denwa	12,113	12,565	13,023	910	40.5%	14,363	2,250	14,363
NTT East	6,446	6,692	6,945	499	39.9%	7,696	1,250	7,696
NTT West	5,667	5,874	6,078	411	41.1%	6,667	1,000	6,667
Conventional Leased Circuit Services	281	279	277	(4)	26.4%	265	(16)	265
NTT East	139	138	137	(2)	28.0%	132	(7)	132
NTT West	142	141	140	(2)	25.2%	133	(9)	133
High Speed Digital Services	171	167	165	(6)	44.4%	157	(14)	157
NTT East	91	89	88	(3)	49.2%	84	(7)	84
NTT West	80	78	77	(3)	39.5%	73	(7)	73
NTT Group Major ISPs	11,662	11,779	11,866	203	64.0%	11,980	318	12,000
OCN*	8,234	8,349	8,431	196	64.2%	8,540	306	8,560
Plala*	3,101	3,106	3,111	10	50.9%	3,120	19	3,120
Video Services	—	—	—	—	—	—	—	—
Hikari TV	1,413	1,512	1,651	238	48.9%	1,900	487	1,900
FLET’S TV Transmission Services	592	683	778	186	54.3%	934	342	934
NTT East	475	533	595	120	54.3%	695	220	695
NTT West	117	149	183	66	54.3%	239	122	239
Mobile	58,010	58,415	58,993	983	44.7%	60,210	2,200	59,960
FOMA*	56,746	57,324	57,862	1,116	52.1%	58,890	2,140	58,930
Xi*	26	121	389	363	27.9%	1,330	1,300	1,030
i-mode	48,141	47,450	46,183	(1,957)	40.5%	43,300	(4,830)	44,440
sp-mode	2,095	3,296	5,375	3,280	44.6%	9,450	7,360	7,230

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

	(6)	Changes in the number of Mobile (FOMA*, Xi* are included), i-mode and sp-mode subscribers as of Mar. 31, 2012 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2010	B As of Sept. 30, 2011		C As of Mar. 31, 2012 (Revised Forecast)(1)	[Ref.] As of Mar. 31, 2012 (Forecast when previous annual results were announced)(1)
			Change
			B-A
NTT Consolidated	206,300	234,200	27,900	224,800	219,650
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900	2,900
NTT East	6,350	6,400	50	5,950	5,950
NTT West	5,750	5,450	(300)	5,250	5,500
NTT Communications	8,400	8,100	(300)	8,000	8,050
NTT DATA (Consolidated)	38,900	57,500	18,600	57,350	53,300
NTT DOCOMO (Consolidated)	23,050	23,750	700	23,350	23,400
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	38,200	35,850	(2,350)	33,100	33,050
West Outsourcing Companies	40,550	37,650	(2,900)	34,300	34,200

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2012 (Forecast when previous annual results were announced) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

		— As of Mar. 31, 2012 (Revised Forecast): (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2010	B Six Months Ended Sept. 30, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	839.0	828.2	(10.8)	42.0%	1,970.0	1,950.0
Core Group Companies
NTT (Holding Company)	13.0	13.4	0.3	39.5%	34.0	34.0
NTT East	171.2	157.0	(14.2)	36.5%	430.0	430.0
NTT West	171.3	154.9	(16.4)	42.4%	365.0	365.0
NTT Communications	39.6	61.3	21.6	47.9%	128.0	136.0
NTT DATA (Consolidated)	72.7	67.5	(5.2)	50.0%	135.0	135.0
NTT DOCOMO (Consolidated)	309.8	311.6	1.8	42.8%	728.0	705.0

Notes :	(1)	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2012 (Revised Forecast) include: 173.0 billion yen for voice transmission, 48.0 billion yen for data transmission, 182.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 23.0 billion yen for joint facilities and others for NTT East; 153.0 billion yen for voice transmission, 44.0 billion yen for data transmission, 155.0 billion yen for leased circuit, 2.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 9.0 billion yen for joint facilities and others for NTT West; and 54.0 billion yen for voice transmission, 13.0 billion yen for data transmission, 6.0 billion yen for leased circuit, 1.0 billion yen for R&D facilities, and 54.0 billion yen for joint facilities and others for NTT Communications.

	(2)	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2012 (Revised Forecast) include approximately 170.0 billion yen and 130.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 93% for NTT East and 90% for NTT West as of Mar. 31, 2012.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2010	B Six Months Ended Sept. 30, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT Consolidated (US GAAP)
Operating Revenues	4,999.1	5,154.6	155.5	48.9%	10,540.0	10,540.0
Fixed Voice Related Services	1,101.7	988.9	(112.7)	—	—	—
Mobile Voice Related Services	1,041.6	956.0	(85.6)	—	—	—
IP/Packet Communications Services	1,647.5	1,772.7	125.2	—	—	—
Sales of Telecommunications Equipment	282.0	270.7	(11.3)	—	—	—
System Integration	572.5	824.8	252.3	—	—	—
Other	353.8	341.4	(12.4)	—	—	—
Operating Expenses	4,272.1	4,469.1	197.0	48.1%	9,290.0	9,300.0
Cost of Services (exclusive of items shown separately below)	1,180.0	1,155.0	(25.0)	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	366.9	359.2	(7.7)	—	—	—
Cost of System Integration (exclusive of items shown separately below)	366.7	556.6	189.9	—	—	—
Depreciation and Amortization	964.4	932.1	(32.3)	—	—	—
Impairment Loss	0.3	0.1	(0.2)	—	—	—
Selling, General and Administrative Expenses	1,393.7	1,466.1	72.3	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—	—
Operating Income	727.0	685.5	(41.5)	54.8%	1,250.0	1,240.0
Income Before Income Taxes	710.3	681.7	(28.6)	55.0%	1,240.0	1,230.0
Net Income Attributable to NTT	315.2	296.4	(18.8)	54.4%	545.0	540.0
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	985.1	1,051.2	66.1	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,155.4	2,325.0	169.6	—	—	—
Loss on Disposal of Property, Plant and Equipment	54.3	49.2	(5.1)	—	—	—
Other Expenses	112.6	111.5	(1.1)	—	—	—
Total	3,307.4	3,536.9	229.5	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	231.0	249.7	18.7	60.6%	412.0	412.0
Operating Expenses	71.0	71.6	0.6	46.2%	155.0	155.0
Operating Income	159.9	178.1	18.1	69.3%	257.0	257.0
Non-Operating Revenues	22.9	20.9	(1.9)	49.8%	42.0	43.0
Non-Operating Expenses	26.4	21.7	(4.6)	49.3%	44.0	45.0
Recurring Profit	156.4	177.2	20.8	69.5%	255.0	255.0
Net Income	155.2	176.4	21.1	68.9%	256.0	256.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2010	B Six Months Ended Sept. 30, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT East (JPN GAAP)
Operating Revenues	951.7	916.5	(35.1)	48.4%	1,895.0	1,900.0
Voice Transmission Services (excluding IP)(1)	380.0	336.3	(43.7)	51.8%	649.0	650.0
IP Services(2)	355.0	380.6	25.6	47.6%	799.0	801.0
Leased Circuit (excluding IP)	75.6	68.5	(7.1)	50.8%	135.0	135.0
Telegraph	9.4	8.3	(1.0)	46.2%	18.0	18.0
Other	68.2	64.2	(3.9)	41.7%	294.0	296.0
Supplementary Business	63.3	58.4	(4.8)
Operating Expenses	905.6	885.0	(20.5)	48.5%	1,825.0	1,830.0
Personnel	58.4	55.1	(3.3)	48.8%	113.0	114.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	591.6	581.4	(10.1)	48.3%	1,203.0	1,205.0
Depreciation and Amortization	198.9	194.4	(4.4)	50.0%	389.0	391.0
Loss on Disposal of Property, Plant and Equipment	19.2	17.3	(1.9)	37.7%	46.0	46.0
Taxes and Public Dues	37.3	36.6	(0.7)	49.5%	74.0	74.0
Operating Income	46.1	31.5	(14.5)	45.1%	70.0	70.0
Non-Operating Revenues	28.8	27.4	(1.4)	54.9%	50.0	50.0
Non-Operating Expenses	18.1	15.3	(2.7)	43.8%	35.0	35.0
Recurring Profit	56.8	43.6	(13.2)	51.3%	85.0	85.0
Net Income	36.3	26.7	(9.5)	56.9%	47.0	44.0
NTT West (JPN GAAP)
Operating Revenues	868.0	832.3	(35.7)	49.3%	1,687.0	1,704.0
Voice Transmission Services (excluding IP)(1)	373.3	332.0	(41.2)	51.2%	648.0	652.0
IP Services(2)	284.2	309.7	25.5	48.7%	636.0	641.0
Leased Circuit (excluding IP)	67.1	62.7	(4.3)	50.2%	125.0	129.0
Telegraph	10.7	9.9	(0.8)	49.7%	20.0	20.0
Other	63.4	56.5	(6.9)	45.7%	258.0	262.0
Supplementary Business	69.2	61.3	(7.9)
Operating Expenses	833.5	807.7	(25.7)	49.5%	1,632.0	1,649.0
Personnel	54.9	52.5	(2.3)	49.6%	106.0	109.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	541.3	522.5	(18.8)	49.3%	1,059.0	1,066.0
Depreciation and Amortization	185.8	180.5	(5.3)	50.4%	358.0	361.0
Loss on Disposal of Property, Plant and Equipment	17.1	18.1	0.9	43.1%	42.0	46.0
Taxes and Public Dues	34.2	34.0	(0.2)	50.9%	67.0	67.0
Operating Income	34.4	24.5	(9.9)	44.6%	55.0	55.0
Non-Operating Revenues	26.5	22.2	(4.2)	50.7%	44.0	41.0
Non-Operating Expenses	16.2	15.7	(0.5)	46.2%	34.0	31.0
Recurring Profit	44.7	31.1	(13.6)	47.9%	65.0	65.0
Net Income	33.7	23.6	(10.1)	48.3%	49.0	49.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2011 include monthly charges, call charges and interconnection charges of 235.4 billion yen, 30.9 billion yen and 42.4 billion yen for NTT East, and 233.5 billion yen, 26.9 billion yen and 46.8 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the six months ended Sept. 30, 2011 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 228.3 billion yen and 72.8 billion yen for NTT East, and 176.3 billion yen and 60.3 billion yen for NTT West, respectively.

—   FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2010	B Six Months Ended Sept. 30, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	509.0	485.5	(23.4)	48.4%	1,003.0	1,013.0
Voice Transmission Services (excluding IP)(1)	178.8	164.9	(13.9)	51.2%	322.0	322.0
IP Services(1)(2)	191.1	187.1	(3.9)	49.2%	380.0	383.0
Data Transmission Services (excluding IP)(1)(2)	46.0	40.2	(5.8)	51.0%	79.0	81.0
Leased Circuit*(1)(2)	32.3	28.9	(3.4)	50.7%	57.0	60.0
Solutions Business	79.7	80.7	0.9	41.4%	195.0	200.0
Other	13.1	12.5	(0.6)	46.4%	27.0	27.0
Operating Expenses	467.3	431.7	(35.6)	47.6%	908.0	926.0
Personnel	47.1	45.6	(1.4)	49.6%	92.0	94.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	217.2	206.4	(10.7)	47.3%	696.0	711.0
Communication Network Charges	138.0	122.4	(15.5)
Depreciation and Amortization	55.9	49.1	(6.8)	49.6%	99.0	101.0
Loss on Disposal of Property, Plant and Equipment	3.0	2.1	(0.9)	23.4%	9.0	8.0
Taxes and Public Dues	5.9	5.9	0.0	49.8%	12.0	12.0
Operating Income	41.6	53.7	12.1	56.6%	95.0	87.0
Non-Operating Revenues	15.6	15.6	0.0	74.5%	21.0	21.0
Non-Operating Expenses	6.5	5.0	(1.5)	45.9%	11.0	11.0
Recurring Profit	50.6	64.3	13.7	61.3%	105.0	97.0
Net Income	26.3	38.3	11.9	62.8%	61.0	57.0
Dimension Data (IFRS)
Operating Revenues	—	229.9	—	49.9%	461.0	429.0
Operating Expenses(3)	—	221.5	—	49.7%	446.0	414.0
Operating Income(4)	—	8.4	—	56.1%	15.0	15.0
Net Income Attributable to NTT	—	5.5	—	—	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the six months ended Sept. 30, 2011 include revenues from telephone subscriber lines (86.6 billion yen). Operating Revenues from IP Services include revenues from OCN (79.5 billion yen), IP-VPN (34.8 billion yen) and Wide-area Ethernet (26.9 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.2 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.7 billion yen) and high-speed digital (10.6 billion yen).

	(2)	NTT Communications is recategorizing a portion of its Operating Revenues from Leased Circuit into Operating Revenues from IP Services beginning in the fiscal year ending March 31, 2012. As for the six months ended Sept. 30, 2010, Operating Revenues reflecting the recategorization are shown for reference. The recategorization amount of Operating Revenues from Leased Circuit into Operating Revenues from IP Services for the six months ended Sept. 30, 2010, six months ended Sept. 30, 2011 and year ending Mar. 31, 2012 (Forecast) are (10.0 billion yen), (10.3 billion yen) and (20.0 billion yen), respectively.

	(3)	Operating Expenses includes costs associated with the acquisition of Dimension Data by NTT.

	(4)	Operating Income under US GAAP is 3.3 billion yen.

	(5)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the six months ended June 30, 2011 is stated under “B. Six Months Ended Sept. 30, 2011” and Dimension Data’s forecast for the twelve months ending December 31, 2011 is stated under “C. Year Ending Mar. 31, 2012 (Forecast).”

	(6)	Conversion Rate USD1.00 = JPY82.01

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2010	B Six Months Ended Sept. 30, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	533.7	571.7	38.0	47.6%	1,200.0	1,200.0
Public & Financial IT Services	351.8	360.3	8.5	46.4%	777.0	777.0
Global IT Services	161.6	190.0	28.3	49.9%	381.0	381.0
Solutions & Technologies	79.5	78.5	(0.9)	47.3%	166.0	166.0
Elimination or Corporate	(59.2)	(57.2)	2.0	46.2%	(124.0)	(124.0)
Cost of Sales	412.0	432.0	19.9	48.3%	895.0	895.0
Gross Profit	121.6	139.6	18.0	45.8%	305.0	305.0
Selling, General and Administrative Expenses	96.2	108.9	12.6	48.4%	225.0	225.0
Operating Income	25.3	30.7	5.3	38.4%	80.0	80.0
Non-Operating Income (Loss)	(2.3)	(2.0)	0.3	28.9%	(7.0)	(7.0)
Recurring Profit	23.0	28.7	5.6	39.4%	73.0	73.0
Net Income	12.1	12.4	0.3	31.9%	39.0	39.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,138.2	2,113.0	(25.2)	49.8%	4,240.0	4,230.0
Wireless Services	1,899.0	1,877.8	(21.2)	50.2%	3,742.0	3,737.0
Mobile Services	1,735.5	1,708.8	(26.6)	50.7%	3,373.0	3,368.0
Voice	898.5	802.4	(96.1)	53.0%	1,514.0	1,538.0
Packet Communications	837.0	906.5	69.5	48.8%	1,859.0	1,830.0
Other revenues	163.5	168.9	5.4	45.8%	369.0	369.0
Equipment sales	239.2	235.2	(4.0)	47.2%	498.0	493.0
Operating Expenses	1,606.7	1,604.5	(2.2)	47.6%	3,370.0	3,380.0
Personnel	129.4	135.5	6.1	49.6%	273.0	275.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	982.1	990.8	8.7	47.0%	2,106.0	2,102.0
Depreciation and Amortization	322.0	318.4	(3.6)	46.5%	684.0	687.0
Loss on Disposal of Property, Plant and Equipment	12.6	11.6	(1.0)	23.6%	49.0	54.0
Communication Network Charges	141.1	128.9	(12.2)	58.9%	219.0	223.0
Taxes and Public Dues	19.5	19.3	(0.2)	49.4%	39.0	39.0
Operating Income	531.5	508.5	(23.0)	58.4%	870.0	850.0
Non-Operating Income (Loss)	(4.5)	3.4	7.8	84.3%	4.0	4.0
Income Before Income Taxes	527.0	511.9	(15.1)	58.6%	874.0	854.0
Net Income Attributable to NTT DOCOMO	309.7	299.0	(10.7)	58.2%	514.0	502.0

Notes:	(1)	NTT DATA is recategorizing a portion of its Operating Revenues within its segments, in conjunction with the readjustment of the classification of customer fields for a portion of its overseas subsidiaries, beginning the fiscal year ending March 31, 2012. Figures for Operating Revenues for the six months ended Sept. 30, 2010 reflect the recategorization.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2011 (From Apr. to Jun., 2011)	Three Months Ended Sept. 30, 2011 (From Jul. to Sept., 2011)	Six Months Ended Sept. 30, 2010 (From Apr. to Sept., 2010)	Six Months Ended Sept. 30, 2011 (From Apr. to Sept., 2011)	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Revised forecast)	Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,870	2,870	2,940	2,870	2,930	2,850	2,860
Telephone Subscriber Lines ARPU	2,510	2,520	2,580	2,510	2,570	2,490	2,500
INS-NET Subscriber Lines ARPU	5,090	5,090	5,180	5,090	5,170	5,100	5,110
FLET’S Hikari ARPU	5,850	5,890	5,860	5,870	5,880	5,940	5,960
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,770	2,770	2,810	2,770	2,800	2,770	2,770
Telephone Subscriber Lines ARPU	2,460	2,460	2,490	2,460	2,490	2,450	2,460
INS-NET Subscriber Lines ARPU	4,930	4,930	4,980	4,930	4,970	4,920	4,900
FLET’S Hikari ARPU	5,920	5,940	5,860	5,930	5,890	5,960	6,000
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	4,960	4,970	5,190	4,960	5,070	4,870	4,890
Voice ARPU (FOMA+mova+Xi)	2,340	2,280	2,670	2,310	2,530	2,170	2,220
Packet ARPU (FOMA+mova+Xi)	2,620	2,690	2,520	2,650	2,540	2,700	2,670
Mobile Aggregate ARPU (FOMA)	4,980	5,000	5,260	4,990	5,120	4,890	4,910
Voice ARPU (FOMA)	2,340	2,290	2,670	2,310	2,520	2,180	2,220
Packet ARPU (FOMA)	2,640	2,710	2,590	2,680	2,600	2,710	2,690
Mobile Aggregate ARPU (mova)	3,230	3,260	3,320	3,240	3,280	3,280	3,250
Voice ARPU (mova)	2,680	2,700	2,760	2,690	2,720	2,730	2,680
Packet ARPU (mova)	550	560	560	550	560	550	570

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

			—	As Xi service does not provide voice services as of September 30, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced): Average expected active Number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12

			—	FY (Revised forecast): Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2011	As of Sept. 30, 2011	As of Mar. 31, 2012 (Revised Forecast)	As of Mar. 31, 2012 (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,553.5	4,455.3	4,600.0	4,600.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2011	Six months Ended Sept. 30, 2011	Year Ending Mar. 31, 2012 (Revised Forecast)	Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
EBITDA	3,282.2 billion yen	1,645.8 billion yen	3,247.0 billion yen	3,263.0 billion yen
EBITDA Margin	31.9%	31.9%	30.8%	31.0%
Operating FCF	1,412.1 billion yen	817.6 billion yen	1,277.0 billion yen	1,313.0 billion yen
ROCE	5.8%	3.2%	5.9%	5.8%

Notes :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2011	Six Months Ended Sept. 30, 2011	Year Ending Mar. 31, 2012 (Revised Forecast)	Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
EBITDA (a+b)		3,282.2 billion yen	1,645.8 billion yen	3,247.0 billion yen	3,263.0 billion yen
a	Operating Income	1,214.9 billion yen	685.5 billion yen	1,250.0 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	960.4 billion yen	1,997.0 billion yen	2,023.0 billion yen
EBITDA Margin [(c/d)X100]		31.9%	31.9%	30.8%	31.0%
a	Operating Income	1,214.9 billion yen	685.5 billion yen	1,250.0 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	960.4 billion yen	1,997.0 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	1,645.8 billion yen	3,247.0 billion yen	3,263.0 billion yen
d	Operating Revenues	10,305.0 billion yen	5,154.6 billion yen	10,540.0 billion yen	10,540.0 billion yen
Operating FCF [(c-d)]		1,412.1 billion yen	817.6 billion yen	1,277.0 billion yen	1,313.0 billion yen
a	Operating Income	1,214.9 billion yen	685.5 billion yen	1,250.0 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	960.4 billion yen	1,997.0 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	1,645.8 billion yen	3,247.0 billion yen	3,263.0 billion yen
d	Capital Investment	1,870.1 billion yen	828.2 billion yen	1,970.0 billion yen	1,950.0 billion yen
ROCE [(b/c)X100]		5.8%	3.2%	5.9%	5.8%
a	Operating Income	1,214.9 billion yen	685.5 billion yen	1,250.0 billion yen	1,240.0 billion yen
	(Normal Statutory Tax Rate)	41%	41%	41%	41%
b	Operating Income X (1 - Normal Statutory Tax Rate)	717.8 billion yen	405.0 billion yen	738.5 billion yen	732.6 billion yen
c	Operating Capital Employed	12,427.0 billion yen	12,516.7 billion yen	12,596.1 billion yen	12,599.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2011	Six Months Ended Sept. 30, 2011
Payments for Property, Plant and Equipment	1,410.8	684.7
Payments for Acquisition of Intangible Assets	484.2	228.0
Total	1,895.0	912.7
Difference from Capital Investment	24.9	84.5